UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Dated as of August 12, 2003



                                   NETIA S.A.
 -------------------------------------------------------------------------------
                (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND

--------------------------------------------------------------------------------
                    (Address of principal executive office)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached are the following items:

1. Press Release dated August 12, 2003.

2. Press Release dated August 12, 2003.

3. Unaudited Condensed Consolidated Financial Statements for Netia S.A. for the second quarter and six months ended June 30, 2003 prepared in accordance with International Financial Reporting Standards.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------


                                            Contact: Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     +1-212-889-4350

GOVERNMENT'S DECISION ON CONVERSION OF NETIA'S LOCAL LICENSE FEE OBLIGATIONS
----------------------------------------------------------------------------

WARSAW, Poland. - August 12, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services today announced that on August 7, 2003 the Minister of Infrastructure of Poland issued decisions in connection with applications for deferral and conversion of local license fee obligations submitted in December 2002 by the following subsidiaries of Netia: Netia Telekom Telmedia S.A., Netia Telekom Mazowsze S.A., Netia Telekom Silesia S.A. Specifically, in these decisions the Minister of Infrastructure promised to cancel the outstanding license fee obligations amounting to EUR 91,385 (PLN 399,444 at the exchange rate prevailing at August 7, 2003) and the outstanding prolongation fees of PLN 15,799 (converted in the decision into EUR 3,969 using the exchange rate prevailing at November 29, 2002) owed in connection with prior deferrals granted to Netia's subsidiaries, upon verification by the Ministry of Infrastructure of incurred investments as reported in accordance with the law on conversion of license fee obligations enacted in December 2002. The Minister also deferred those license fee obligations and prolongation fees until September 30, 2004.

Based on these decisions all outstanding local license fee obligations of the Netia group companies will be cancelled based on investments incurred in 2001 and 2002, provided such investments are verified by the Ministry of Infrastructure in accordance with the applicable law.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003 and its Current Report on Form 6-K filed with the Commission on August 8, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------

                                            Contact:  Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                          - or -
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44-(0)20-7936-0400
                                                          - or -
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      +1-212-889-4350


NETIA S.A. REPORTS 2003 FIRST HALF RESULTS
------------------------------------------

WARSAW, Poland - August 12, 2003 - Netia S.A. ("Netia", formerly Netia Holdings S.A.) (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced unaudited consolidated financial results for the second quarter and six months ended June 30, 2003.


FINANCIAL HIGHLIGHTS:
---------------------

>> REVENUES for Q2 2003 were PLN 177.8m (US$45.6m), a year-on-year increase of 16%. Revenues for H1 2003 were PLN 339.1m (US$87.0), a year-on-year increase of 13%.

>> EBITDA for Q2 2003 was PLN 50.6m (US$13.0m), representing an EBITDA margin of 28% and a year-on-year increase of 20%. EBITDA for H1 2003 was PLN 94.2m (US$24.2m), representing an EBITDA margin of 28% and a year-on-year increase of 30%.

>> NET LOSS for Q2 2003 decreased to PLN 15.4m (US$3.9), a year-on-year decrease of 94%. Net loss for H1 2003 was PLN 95.6m (US$24.5m), a year-on-year decrease of 81% achieved due to improved operating results and lower financial expense following the financial restructuring. The main item affecting negatively the net loss for H1 2003 was a PLN 41.2m (US$10.6m) non-cash one-time write-off of 2002 Notes issuance costs, following the early redemption recorded in Q1 2003.

>> FOLLOWING THE EARLY REDEMPTION OF NETIA'S 2002 NOTES on March 24, 2003, Netia has only PLN 5.4m or US$1.4m (at present value of future payments) of long-term outstanding liabilities, payable between 2007 and 2012 pursuant to the Restructuring Agreement.

>>   CASH at June 30, 2003 was PLN 192.6m (US$49.4m).

>> OUTLINE OF NETIA'S FIVE-YEAR BUSINESS STRATEGY was published on May 22, 2003, following its approval by Netia's supervisory board.


                                    - more -

OPERATIONAL HIGHLIGHTS:
-----------------------

>> SALES OF TELECOMMUNICATIONS PRODUCTS OTHER THAN TRADITIONAL DIRECT VOICE (including indirect voice, data transmission, interconnection, wholesale and other telecom services) increased their share of total revenues from telecom services to 29% or PLN 51.3m (US$13.2m) in Q2 2003 from 15% in Q2 2002 and to 26% or PLN 87.6m (US$22.5m) in H1 2003 from 13% in H1 2002.

>> REVENUES FROM BUSINESS CUSTOMERS accounted for 59% and 58% of telecom revenues in Q2 2003 and H1 2003, respectively.

>> SUBSCRIBER LINES (net of churn and disconnections) increased to 351,295 at June 30, 2003 from 342,145 at June 30, 2002, a year-on-year increase of 3%. Business customer lines increased to 111,162, representing a year-on-year increase of 9% and 32% of total subscriber lines.

>> AVERAGE MONTHLY REVENUE PER LINE (WITH REGARD TO DIRECT VOICE SERVICES) decreased by 4% to PLN 119 (US$31) in Q2 2003, compared to PLN 124 in Q2 2002, as a result of decreasing tariffs. A decrease in ARPUs was to some extent offset by the favorable product-mix shift within telecom revenues mentioned above. Average monthly revenue per line in Q2 2003 remained the same as in Q1 2003 (PLN 119).

>> NEW, MORE COMPETITIVE TARIFF PLANS FOR DOMESTIC LONG-DISTANCE CALLS AND FIXED-TO-MOBILE CALLS were introduced on April 1, 2003 and July 1, 2003, respectively.

>>   NETIA ACQUIRED SWIAT INTERNET S.A. ("Swiat Internet", formerly TDC
     Internet Polska S.A.), a Polish Internet service provider, from TDC Internet A/S in April 2003 for a Polish zloty equivalent of EUR 1,000. Its service offering includes fixed-line access to Internet, hosting and IP VPN services. At the acquisition, Swiat Internet had cash of PLN 17.5m (US$4.5m) and no debt liabilities. The acquired business contributed revenue of PLN 8.4m (US$2.2m) in Q2 2003. With this acquisition, Netia expects to complement its current product portfolio and expand the business customer base.

>> NETIA ACQUIRED FROM TELIASONERA AB THE REMAINING 11% OF SHARES IN NETIA 1 SP. Z O.O., its vehicle for providing indirect services, in May 2003 for the approximate amount of PLN 0.6m (US$0.2m) and currently holds 100% in share capital of Netia 1 Sp. z o.o.

>> HEADCOUNT OF NETIA GROUP WITHOUT SWIAT INTERNET decreased to 1,275 at June 30, 2003 from 1,283 at March 31, 2003 and from 1,323 at June 30, 2002.
     Including this acquisition, total headcount was 1,430 at June 30, 2003.

WOJCIECH MADALSKI, NETIA'S PRESIDENT AND CHIEF EXECUTIVE OFFICER, commented:
"Netia achieved several major milestones in the quarter: - the completion of our financial restructuring and the re-admission of our shares to the WIG20 Index; the approval of the company's medium-term strategy by the supervisory board; and the successful completion of our first acquisition, which represents an important step within one of the fundamental directions of this strategy.

"Consistent with our strategic assumptions, acquisitions such as the newly acquired Swiat Internet are enhancing our strategic position with business customers, while increasing demand for products other than traditional direct voice services is having a clearly positive effect on Netia's operating performance. Revenues from these products amounted to nearly one-third of half-year revenues, double their share a year ago.

"Finally, Netia's accelerating sales trend highlights our opportunities in the Polish telecom market, and the continuing EBITDA margin improvement reflects our constant focus on Netia's operating efficiency."

ZBIGNIEW LAPINSKI, CHIEF FINANCIAL OFFICER OF NETIA, added: "Netia continued to deliver solid results in the second quarter 2003. Revenues grew 16% year-on-year, EBITDA margin was 28%, net loss fell to only PLN 15 million and Netia (excluding Swiat Internet) was cash flow - positive in the second quarter 2003.

"Netia achieved a 28% EBITDA margin despite the negative impact of the consolidation of Swiat Internet into the Netia group. Excluding Swiat
Internet, EBITDA margin from Netia's traditional business base was 35% for the quarter. We are pleased with the performance of Swiat Internet, which, using its own cash for restructuring, is expected to produce a positive EBITDA margin in the fourth quarter 2003. We envisage the operational integration of aewiat Internet into Netia to be completed by the year-end, with legal consolidation to follow during the first quarter of next year.

"A formal plan of Netia's internal consolidation was submitted to Polish court and we expect the process to be completed in the first quarter of 2004."

                                    - more -

RESTRUCTURING AND OTHER HIGHLIGHTS:
-----------------------------------

>> THE FINANCIAL RESTRUCTURING was completed by the issuance of subscription warrants to acquire 64,848,442 series J shares at a strike price of PLN
     2.53 to the holders of record of Netia's shares as of December 22, 2002. The warrants were issued on May 16, 2003 and began trading on the Warsaw Stock Exchange on May 27, 2003 under the symbols NETPPO2 and NETPPO3.

>> A EUR 14.0M DEPOSIT WAS TURNED OVER TO NETIA in May, 2003, in accordance with a decision by a U.S. BankruptcY Court, dated March 7, 2003, giving full force and effect to Netia's arrangement and composition plans ratified earlier by Polish and Dutch courts, respectively.

>> NETIA'S ISSUED AND OUTSTANDING SHARE CAPITAL equaled PLN 344,163,013 as of June 30, 2003. Netia's share capital increases upon any exercise of any subscription warrants, which were issued in connection with Netia's financial restructuring. As of August 12, 2003, there were 176,489 subscription warrants exercised out of a total of 64,848,442 issued. Following the exercise of these warrants, Netia's share capital equaled PLN 344,221,701 as of August 12, 2003 and was divided into 344,221,701 shares, PLN 1 par value per share, representing 344,221,701 votes at Netia's general meeting of shareholders.

>> A TERMINATION NOTICE UNDER NETIA'S AMERICAN DEPOSITARY RECEIPTS ("ADRS") FACILITY was distributed at Netia's request to holders of Netia's ADRs by The Bank of New York (the "Depositary") on July 1, 2003. Holders of Netia's ADRs will be able to submit their ADRs to the Depositary in order to exchange their ADRs for deposited shares until Friday, March 26, 2004. Commencing Monday, March 29, 2004, the Depositary will be able to sell all remaining deposited shares on the Warsaw Stock Exchange and hold the net proceeds of such sales for the benefit of ADR holders. After completion of such sales, the Depositary will distribute the net proceeds of such sales to remaining ADR holders.

>> A GENERAL SHAREHOLDERS' MEETING OF NETIA held on June 12, 2003 adopted resolutions concerning the: (i) approval of the management board's reports on Netia and the Netia group for 2002, the stand-alone financial statements of Netia and the consolidated financial statements of the Netia group for 2002; (ii) coverage of losses for 2002 and accumulated losses from previous periods from Netia's other reserve capital and share premium; (iii) acknowledgment and approval of the duties performed by members of the supervisory board in 2002; (iv) acknowledgment and approval of the duties performed by members of the management board in 2002; (v) amendments to the "Rules of Remunerating the Supervisory Board Members"; (vi) remuneration for members of the supervisory board (the Chairman of Netia's supervisory board gave up his right to receive remuneration prospectively); (vii) change of Netia's name to "Netia S.A.", and (viii) non-material amendment of par. 5 of Netia's statute.

>> CHANGES WITHIN NETIA'S MANAGEMENT BOARD. Effective June 12, 2003, Paul Kearney replaced Mariusz Piwowarczyk as Netia's Management Board member and Chief Technology Officer.

>> LICENSE FEE PAYMENTS RELATED TO NETIA'S DOMESTIC LONG-DISTANCE LICENSE, amounting to approximately PLN 9.2m (US$2.4m), were made on April 18, 2003.

>> A DECISION PROMISING THE CANCELLATION OF NETIA'S OUTSTANDING LOCAL LICENSE FEES, amounting to EUR91.4m, based on investments incurred by Netia in 2001 and 2002 (upon the positive verification of these investments) and deferring such payments until September 30, 2004 was issued by the Polish Minister of Infrastructure on August 7, 2003.

>> CHANGE OF NETIA'S NAME TO "NETIA S.A." was registered by the Polish court in July, 2003, in accordance with the resolution of Netia's general meeting of shareholders adopted on June 12, 2003.


                                    - more -

CONSOLIDATED FINANCIAL INFORMATION

Please note that due to the changes in presentation introduced as of January 1, 2003 and related reclassification of interconnection charges and revenues as well as part of voice termination charges and revenues (previously shown net), the revenues and operating cost figures for periods ended through December 31, 2002 were adjusted accordingly to reflect these changes and therefore vary from the figures reported previously. In addition, ARPUs presented in this release are given for a relevant three-month period as opposed to figures for a last month in a period reported previously. Please also see our condensed consolidated financial statements for the six-month period ended June 30, 2003.

2003 YEAR-TO-DATE VS. 2002 YEAR-TO-DATE

REVENUES increased by 13% to PLN 339.1 (US$87.0) for H1 2003 compared to PLN 301.3m for H1 2002.

REVENUES FROM TELECOMMUNICATIONS SERVICES increased by 15% to PLN 334.1 (US$85.7m) from PLN 291.0m in H1 2002. The increase was primarily attributable to expansion of other than traditional direct voice products, such as indirect voice, data transmission, interconnection, wholesale and other telecom services (the share of revenues from these products increased to 26% of total revenues from telecommunications services in H1 2003 as compared to 13% in H1 2002) as well as an increase in the number of business lines and an increase in business mix of lines.

EBITDA increased by 30% to PLN 94.2m (US$24.2m) for H1 2003 from PLN 72.3m for H1 2002. EBITDA margin increased to 27.8% from 24.0%. This increase was achieved due to increases in revenues combined with our continuous effort to optimize the level of operating costs.

INTERCONNECTION CHARGES were PLN 63.0m (US$16.2m) for H1 2003, unchanged from H1 2002. Interconnection charges remained at a stable level in spite of an increase in traffic and related interconnection charges from provision of indirect voice services driven by an increased proportion of traffic carried through Netia's backbone network and lower interconnection rates on fixed-to-mobile and international long-distance calls.

OPERATING EXPENSES (EXCLUDING INTERCONNECTION CHARGES) represented 55% of total revenues for H1 2003, which is the same level as for H1 2002, and consisted primarily of salaries and benefits as well as legal and financial services. Operating expenses (excluding interconnection charges) increased by 12% to PLN 186.5m (US$47.9m) for H1 2003 from PLN 166.1m for H1 2002. This was mainly due to a 26% increase in legal and financial services to PLN 41.9m (US$10.7m) from PLN 33.2m in H1 2002, associated to a large extent with the ongoing process of Netia's internal consolidation and the increased costs of insurance recorded in Q1 2003, as well as a 121% increase in sales and marketing expenses to PLN 13.0m (US$3.3m) from PLN 5.9m in H1 2002, following the successful financial restructuring of Netia. In addition, significant one-time severance payments, resulting from senior management changes, were recorded in H1 2003.

DEPRECIATION OF FIXED ASSETS remained stable, amounting to PLN 98.0m (US$25.2m) compared to PLN 97.3m for H1 2002, as the construction stage of the network expansion was completed.

AMORTIZATION OF INTANGIBLE ASSETS increased by 16% to PLN 42.5m (US$10.9m) from PLN 36.6m for H1 2002 due to an increased level of amortization costs related to the implementation of our new information technology systems.

AMORTIZATION OF NEGATIVE GOODWILL arising from the purchases of shares in Swiat Internet and Netia 1 Sp. z o.o. amounting to PLN 19.4m (US$5.0m) was recorded in H1 2003.

NET FINANCIAL EXPENSES decreased to PLN 69.0m (US$17.7m) for H1 2003 from PLN 432.3m in H1 2002, due to the successful completion of the financial restructuring and the elimination of obligations under notes previously issued by Netia. In addition, the net financial expenses for Q1 2003 included a write-off in the amount of PLN 41.2m (US$10.6m) related to an unamortized part of the 2002 Notes issuance costs, following the early redemption.

NET LOSS decreased by 81% to PLN 95.6m (US$24.5m), compared to a net loss of PLN 495.4m for H1 2002. The decrease in net loss between these periods was mainly attributable to an improvement in operating results and decrease in the net financial expenses mentioned above.

                                    - more -

NET CASH USED FOR THE PURCHASE OF FIXED ASSETS AND COMPUTER SOFTWARE decreased by 54% to PLN 76.5m (US$19.6m) in H1 2003 from PLN 164.8m in H1 2002, in accordance with the revised business plans aimed at preserving cash. At the same time, PLN 199.3m (US$51.1m) deposited in Q4 2002 in a restricted account as temporary security for obligations arising under the 2002 Notes was released, and a deposit of PLN 60.2m (US$15.5m) was turned over to Netia in Q2 2003 following the successful completion of its financial restructuring; also, net cash in the amount of PLN 16.7m (US$4.3m) was received in Q2 2003 upon the purchase of Swiat Internet. As a result, cash provided by investing activities amounted to PLN 189.5m (US$48.6m) in H1 2003, compared to cash usage of PLN 164.7m in H1 2002.

CASH AND CASH EQUIVALENTS at June 30, 2003 in the amount of PLN 192.6m (US$49.4m) were available to fund Netia's operations.


Q2 2003 VS. Q1 2003

REVENUES increased by 10% to PLN 177.8m (US$45.6m) for Q2 2003 from PLN 161.3m for Q1 2003. This increase was attributable mainly to a 41% increase in revenues from telecommunications products other than traditional direct voice to PLN 51.3m (US$13.2m) in Q2 2003 from PLN 36.3m in Q1 2003 and a 1% increase in direct voice revenues to PLN 124.0m (US$31.8m) for Q2 2003 from PLN 122.5m in Q1 2003.

OTHER OPERATING INCOME of PLN 4.5m (US$1.1m) was recorded in Q2 2003 due to the reimbursement of VAT paid in prior years by Netia's subsidiary, pursuant to a decision of Tax Office dated April 17, 2003.

EBITDA increased by 16% to PLN 50.6 (US$13.0m) for Q2 2003 from PLN 43.6m in Q1 2003. EBITDA margin increased to 28.4% for Q2 2003 from 27.0% for Q1 2003, as Netia recorded an increase in revenues of 10% or PLN 16.5m (US$4.2m) and an increase in operating costs of 12% or PLN 14.0m (US$3.6m). Operating cost increases were mainly driven by the increase in costs of rented lines and network maintenance (which are main cost categories incurred in Swiat Internet) as well as some increases in other operating costs due to the process of merging Swiat Internet into the Netia group. Without Swiat Internet's impact, the
EBITDA margin on Netia's traditional business base increased to 35% in Q2 2003 from 27% in Q1 2003.

NET LOSS amounted to PLN 15.4m (US$3.9m) in Q2 2003, compared to a net loss of PLN 80.3m in Q1 2003. The change was mainly due to a decrease in net financial expenses to PLN 14.5m (US$3.7m) in Q2 2003 from PLN 54.5m in Q1 2003. The net financial expenses for Q1 2003 included a write-off in the amount of PLN 41.2m (US$10.6m) related to the unamortized part of the 2002 Notes issuance costs, following their redemption. At the same time, the net loss for Q2 2003 was positively influenced by amortization of the negative goodwill in the amount of PLN 19.4m (US$5.0m) recorded in Q2 2003 as a result of the purchase of shares in Swiat Internet and Netia 1 Sp. z o.o.


                                    - more -

OPERATIONAL REVIEW

CONNECTED LINES at June 30, 2003 amounted to 503,672. This number is net of (i) a decrease in equivalent of lines by approximately 4,000 connected lines arising from the reconfiguration of the radio-access system recorded in Q4 2002, (ii) provision for impairment of 27,350 connected lines recorded in Q3 2002 and (iii) the write-off of 70,200 connected lines in Q3 2001.

SUBSCRIBER LINES IN SERVICE increased by 3% to 351,295 at June 30, 2003 from 342,145 at June 30, 2002 and by 2% from 345,447 at March 31, 2003. The number of subscriber lines is net of customer voluntary churn and disconnections by Netia of defaulting payers, which amounted to 6,610 and 1,536, respectively, for Q2 2003 and 14,806 and 3,219, respectively, for H1 2003. The total churn of 8,146 subscriber lines recorded in Q2 2003 was down from 10,107 subscriber lines in Q2 2002 and from 9,879 subscriber lines in Q1 2003.

BUSINESS CUSTOMER LINES IN SERVICE increased by 9% to 111,162 at June 30, 2003 from 101,997 at June 30, 2002 and by 2% from 108,603 at March 31, 2003.

BUSINESS LINES AS A PERCENTAGE OF TOTAL SUBSCRIBER LINES reached 31.6%, up from 29.8% at June 30, 2002 and 31.4% at March 31, 2003, reflecting the intensified focus on the corporate and SME market segments. Business customer lines accounted for 44% of net additions in the quarter. Revenues from business customer lines accounted for 57% of revenues from providing direct voice services for H1 2003 and Q2 2003.

AVERAGE MONTHLY REVENUE PER BUSINESS LINE amounted to PLN 213 (US$55) for Q2 2003, representing a 10% decrease from PLN 236 for Q2 2002 and a 1% decrease from PLN 215 for Q1 2003.

AVERAGE MONTHLY REVENUE PER RESIDENTIAL LINE amounted to PLN 74 (US$19) for Q2 2003, representing a 1% decrease from PLN 75 for Q2 2002 and a 1% increase from PLN 73 for Q1 2003.

AVERAGE MONTHLY REVENUE PER LINE amounted to PLN 119 (US$31) for Q2 2003, representing a 4% decrease from PLN 124 in Q2 2002 and remained stable compared to Q1 2003. Decreasing ARPUs for both residential and business lines reflect continued overall telecom tariff reduction trends.

FREE-PHONE ACCESS NUMBERS (0-800) FOR DIAL-UP INTERNET CONNECTIONS OFFERED ON A CALL-BACK PRINCIPLE were introduced by Netia on June 5, 2003, thus eliminating the cost of the initial connection to Netia's server for users of the "Netia Callback" service.

PREMIUM RATE SERVICES (0-708) were introduced by Netia on April 1, 2003, adding to the portfolio of intelligent network services (free-phone and split-charge) offered since February 2002.

HEADCOUNT at June 30, 2003 was 1,430, compared to 1,323 at June 30, 2002 and 1,283 at March 31, 2003. The increase in headcount was due to the acquisition of Swiat Internet in April 2003 (which at the time of the acquisition employed 234 people) and transfer of its staff to Netia.

THE NUMBER OF ACTIVE LINES IN SERVICE PER EMPLOYEE increased by 6% to an average of 280 in Q2 2003, from 265 in Q2 2002. The number of active lines in service per employee in H1 2003 increased by 9% to an average of 278 from 256 in H1 2002.

MONTHLY AVERAGE TELECOMMUNICATIONS REVENUE PER EMPLOYEE increased by 19% to PLN 45,326 (US$11,632) in Q2 2003 from PLN 38,262 in Q2 2002. Monthly average telecommunications revenue per employee in H1 2003 increased by 21% to PLN 43,910 (US$11,269) from PLN 36,246 in H1 2002.

OUTSTANDING LICENSE FEE OBLIGATIONS RELATED TO NETIA'S LOCAL LICENSES amounted to approximately PLN 422.7m (US$108.5m) (in nominal terms) at June 30, 2003. In December 2002, changes were introduced into the Polish telecommunications law that provided for cancellation of local license fee obligations in exchange for investments in the telecommunications infrastructure or their conversion into shares or debt of companies with outstanding license fees. Netia has filed for cancellation of all outstanding local license fees based on capital expenditures it has already incurred. On August 7, 2003, the Polish Minister of Infrastructure issued decisions promising to cancel the outstanding local license fee obligations amounting to EUR91.4m (PLN 399.4m at the exchange rate prevailing at August 7, 2003) along with the prolongation fees totaling PLN 15.8m owed in connection with prior deferrals granted to Netia's subsidiaries, upon verification by the Minister of Infrastructure of investments incurred as


                                    - more -
reported in accordance with requirements of the law enacted in December 2002. The Minister of Infrastructure also deferred those license fee obligations and prolongation fees until September 30, 2004.

Based on these decisions all outstanding local license fee obligations of the Netia group companies will be cancelled based on investments incurred in 2001 and 2002 provided such investments are verified by the Ministry of Infrastructure in accordance with the applicable law.
--------------------------------------------------------------------------------
 KEY FIGURES
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
PLN'000                                YTD03          YTD02          2Q03           1Q03          4Q02           3Q02          2Q02
------------------------------------------------------------------------------------------------------------------------------------
Revenues **                         339,125        301,341       177,821        161,304       156,822        154,829       153,081
y-o-y % change                         12.5%          15.8%         16.2%           8.8%          6.9%          11.8%         12.7%
EBITDA / Adjusted EBITDA **          94,177         72,339        50,575         43,602        34,197         48,689        42,249
Margin %                               27.8%          24.0%         28.4%          27.0%         21.8%          31.4%         27.6%
y-o-y change %                         30.2%         132.4%         19.7%          44.9%         16.9%         173.9%        164.5%
EBIT                                (26,910)       (61,541)       (1,373)       (25,537)      (68,131)      (133,136)      (24,567)
Margin %                              (7.9%)        (20.4%)        (0.8%)        (15.8%)       (43.4%)        (86.0%)       (16.0%)
Net profit / (loss)                 (95,625)      (495,417)      (15,367)       (80,258)       148,576      (328,131)     (250,010)

Total debt                                 -    (3,622,000)            -              -      (161,756)    (3,702,559)   (3,622,000)
Cash and cash equivalents           192,642        364,937       192,642        110,855       132,465        374,100       364,937
Capex                               (76,526)      (164,772)      (39,215)       (37,311)      (49,477)       (56,299)      (72,710)

------------------------------------------------------------------------------------------------------------------------------------
US$'000 *                              YTD03          YTD02          2Q03           1Q03          4Q02           3Q02          2Q02
------------------------------------------------------------------------------------------------------------------------------------
Revenues **                          87,031         77,334        45,636         41,396        40,246         39,734        39,286
y-o-y % change                         12.5%          15.8%         16.2%           8.8%          6.9%          11.8%         12.7%
EBITDA / Adjusted EBITDA **          24,169         18,565        12,979         11,190         8,776         12,495        10,843
Margin %                               27.8%          24.0%         28.4%          27.0%         21.8%          31.4%         27.6%
y-o-y change %                         30.2%         132.4%         19.7%          44.9%         16.9%         173.9%        164.5%
EBIT                                 (6,906)       (15,794)         (352)        (6,554)      (17,485)       (34,167)       (6,305)
Margin %                              (7.9%)        (20.4%)        (0.8%)         (15.8)       (43.4%)        (86.0%)       (16.0%)
Net profit / (loss)                 (24,541)      (127,141)       (3,943)       (20,597)       38,130        (84,210)      (64,161)

Total debt                                -       (929,528)            -              -       (41,512)      (950,202)     (929,528)
Cash and cash equivalents            49,438         93,655        49,438         28,449        33,995         96,007        93,655
Capex                               (19,639)       (42,286)      (10,064)        (9,575)      (12,697)       (14,448)      (18,660)



* The US$ amounts shown in this table and in the entire document have been translated using an exchange rate of PLN 3.8966 = US$1.00, the average rate announced by the National Bank of Poland at June 30, 2003. These figures are included for the convenience of the reader only.

** Please note that due to the changes of presentation format introduced as of January 1, 2003 and related reclassification of interconnection charges and revenues as well as part of voice termination charges and revenues (previously shown net), the revenues and operating costs figures for periods ended through December 31, 2002 were adjusted accordingly to reflect these changes and therefore vary from the figures reported previously.


                                    - more -

--------------------------------------------------------------------------------
KEY OPERATIONAL INDICATORS
--------------------------------------------------------------------------------


                                                                   2Q03        1Q03      4Q02**       3Q02*        2Q02        1Q02
-----------------------------------------------------------------------------------------------------------------------------------

NETWORK DATA
Backbone (km)                                                     3,840       3,840       3,840       3,580       3,320       3,300
Number of connected lines (cumulative)                          503,672     501,512     500,552     503,358     529,658     527,562


SUBSCRIBER DATA (WITH REGARD TO DIRECT VOICE SERVICES)
Subscriber lines (cumulative)                                   351,295     345,447     341,160     340,232     342,145     342,288
     Incl. ISDN equivalent of lines                              59,916      56,510      53,288      50,886      49,262      47,644
Total net additions                                               5,848       4,287         928      (1,913)       (143)     (1,514)
Business net additions                                            2,559       2,965       2,429       1,212       1,434       2,569
Business subscriber lines (cumulative)                          111,162     108,603     105,638     103,209     101,997     100,563
Business mix of total subscriber lines (cumulative)               31.6%       31.4%       31.0%       30.3%       29.8%       29.4%

ARPU (PLN) ^                                                        119         119         121         121         124         124
ARPU per business line (PLN) ^                                      213         215         222         232         236         243
ARPU per residential line (PLN) ^                                    74          73          75          73          75          75

Churn                                                             8,146       9,879      12,985      13,598      10,107      14,444
     Disconnections of defaulting payers originated by Netia      1,536       1,683       5,279       5,341       5,910       7,299
     Voluntary churn                                              6,610       8,196       7,706       8,257       4,197       7,145

OTHERS
Headcount                                                         1,430       1,283       1,289       1,283       1,323       1,362




^ ARPUs presented in this report are given for a relevant three-month period as opposed to figures for a last month in a period reported previously.

* The number of connected lines reported for Q3 2002 has been recalculated in order to reflect the impairment of 27,350 lines due to the future limited utilization of certain existing parts of Netia's local access network.

** The number of connected lines reported for Q4 2002 has been recalculated in order to reflect the reconfiguration of the radio-access system by approximately 4,000 connected lines.


                               (Tables to Follow)


                                    - more -

--------------------------------------------------------------------------------
INCOME STATEMENT (ACCORDING TO IAS), UNAUDITED
--------------------------------------------------------------------------------


 (PLN in thousands unless otherwise stated)
 TIME PERIODS:                                                    YTD 03            YTD 02                 2Q03           1Q03
 ------------------------------------------------------------------------------------------------------------------------------
 Telecommunications revenue

        Direct Voice                                             246,486           254,515              123,986        122,500
        ------------                                             -------           -------              -------        -------
 >>         installation fees                                        495               684                  226            269
 >>         monthly charges                                       61,657            63,447               31,039         30,618
 >>         calling charges                                      184,334           190,384               92,721         91,613
             -  local  calls                                      62,378            65,605               31,070         31,308
             -  domestic long-distance calls                      36,912            36,498               18,349         18,563
             -  international long-distance calls                 14,497            17,007                7,391          7,106
             -  fixed-to-mobile calls                             59,439            59,139               30,907         28,532
             -  other                                             11,108            12,135                5,004          6,104
        Indirect Voice                                            29,280            12,623               15,918         13,362
        --------------                                            ------            ------               ------         ------
        Data                                                      21,108             8,993               13,618          7,490
        ----                                                      ------             -----               ------          -----
        Interconnection revenues                                   2,871             3,365                1,420          1,451
        ------------------------                                   -----             -----                -----          -----
        Wholesale services                                        24,290             9,497               13,112         11,178
        ------------------                                        ------             -----               ------         ------
        Other telecommunications revenues                         10,031             2,003                7,230          2,801
        ---------------------------------                         ------             -----                -----          -----
 TOTAL TELECOMMUNICATIONS REVENUE                                334,066           290,996              175,284        158,782
 Other revenue                                                     5,059            10,345                2,537          2,522
 TOTAL REVENUES                                                  339,125           301,341              177,821        161,304

 OTHER OPERATING INCOME                                            4,478                 -                4,478              -

 Interconnection charges                                         (62,965)          (62,915)             (31,944)       (31,021)
 Salaries & benefits                                             (61,610)          (61,684)             (32,359)       (29,251)
 Legal & financial services                                      (41,855)          (33,241)             (22,793)       (19,062)
 Cost of rented lines & network maintenance                      (24,020)          (27,006)             (15,714)        (8,306)
 Sales & marketing                                               (13,025)           (5,886)              (5,192)        (7,833)
 Other operating expenses                                        (45,951)          (38,270)             (23,722)       (22,229)
 EBITDA                                                           94,177            72,339               50,575         43,602

 MARGIN (%)                                                        27.8%             24.0%                28.4%          27.0%

 Depreciation of fixed assets                                    (98,007)          (97,286)             (49,108)       (48,899)
 Amortization of goodwill                                         19,381                 -               19,381              -
 Amortization of intangible assets                               (42,461)          (36,594)             (22,221)       (20,240)
 EBIT                                                            (26,910)          (61,541)              (1,373)       (25,537)

 MARGIN (%)                                                        (7.9%)           (20.4%)               (0.8%)        (15.8%)

 Net financial (expenses) / income                               (68,977)         (432,284)             (14,484)       (54,493)
 (LOSS) / PROFIT BEFORE TAX                                      (95,887)         (493,825)             (15,857)       (80,030)

 Tax (charges) / benefits                                            461            (1,325)                 609           (148)
 Minority share in profit of subsidiaries                           (199)             (267)                (119)           (80)
 NET LOSS / PROFIT                                               (95,625)         (495,417)             (15,367)       (80,258)
 MARGIN (%)                                                       (28.2%)          (164.4%)               (8.6%)        (49.8%)

 (Loss) / Profit  per share (not in thousands)                     (0.28)           (16.08)               (0.04)         (0.23)
 Weighted average number of shares outstanding (not in
 thousands)                                                  343,591,529        30,817,291          343,606,330    343,576,564



                                    - more -

--------------------------------------------------------------------------------
NOTE TO FINANCIAL EXPENSES
--------------------------------------------------------------------------------
(PLN in thousands unless otherwise stated)


TIME PERIODS:                                                        YTD 03            YTD 02              2Q03              1Q03
----------------------------------------------------------------------------------------------------------------------------------
Net interest expense                                                (5,603)         (209,023)           (3,722)           (1,881)
Net foreign exchange losses                                        (20,619)         (223,261)          (10,569)          (10,050)
Write-off of notes issuance costs due to redemption of notes       (41,161)                -                 -           (41,161)
Amortization of discount on installment obligations                   (276)                -              (140)             (136)
Amortization of notes issuance costs                                (1,265)                -                 -            (1,265)



(PLN in thousands unless otherwise stated)

TIME PERIODS:                                                        YTD 03            YTD 02              2Q03              1Q03
----------------------------------------------------------------------------------------------------------------------------------

LOSS FROM OPERATIONS                                               (26,910)          (61,541)           (1,373)          (25,537)
Add back:
          Depreciation of fixed assets                              98,007            97,286            49,108            48,899
          Amortization of intangible assets                         42,461            36,594            22,221            20,240
          Amortization of negative goodwill                       (19,381)                 -           (19,381)                -

EBITDA                                                              94,177            72,339            50,575            43,602



                                    - more -

--------------------------------------------------------------------------------
BALANCE SHEET (ACCORDING TO IAS, unaudited)
--------------------------------------------------------------------------------

    (PLN in thousands unless otherwise stated)


    TIME PERIODS                                                                 JUNE 30, 2003                  DECEMBER 31, 2002
    ------------------------------------------------------------------------------------------------------------------------------

    Cash and cash equivalents                                                          192,642                            132,465
    Restricted investments, cash and cash equivalents                                        -                            254,211
    Accounts receivable
         Trade, net                                                                    100,838                             87,067
         Government value added tax                                                      9,306                              2,374
         Other                                                                           2,495                              8,147
    Inventories                                                                          2,537                                854
    Prepaid expenses                                                                    16,346                              8,260
    TOTAL CURRENT ASSETS                                                               324,164                            493,378

    Investments                                                                            219                              1,663
    Fixed assets, net                                                                2,213,389                          2,245,917
    Licenses, net                                                                      611,356                            639,176
    Computer software, net                                                             113,044                            112,685
    Negative goodwill                                                                  (35,305)                                 -
    Other long-term assets                                                               1,106                                  -
    TOTAL NON-CURRENT ASSETS                                                         2,903,809                          2,999,441

    TOTAL ASSETS                                                                     3,227,973                          3,492,819

    Short-term liabilities for licenses                                                228,793                            211,247
    Accounts payable and accruals
         Trade                                                                          53,270                             89,864
         Accruals and other                                                             96,040                             85,805
    Deferred income                                                                      8,862                              6,956
    TOTAL CURRENT LIABILITIES                                                          386,965                            393,872

    Long-term debt                                                                           -                            161,756
    Long-term liabilities for licenses                                                 124,328                            112,260
    Long-term installment obligations                                                    5,416                              5,141
    Other long-term obligations                                                            508                                  -
    TOTAL NON-CURRENT LIABILITIES                                                      130,252                            279,157

    Minority interest                                                                    3,972                             17,499

    Share capital                                                                      344,163                            203,285
    Share premium                                                                    1,572,903                          1,713,865
    Treasury shares                                                                     (2,812)                            (2,812)
    Other reserves                                                                   3,816,325                          3,819,712
    Accumulated deficit                                                             (3,023,795)                        (2,931,759)
    TOTAL SHAREHOLDERS' EQUITY                                                       2,706,784                          2,802,291

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       3,227,973                          3,492,819


                                    - more -

--------------------------------------------------------------------------------
CASH FLOW STATEMENT (ACCORDING TO IAS), UNAUDITED
--------------------------------------------------------------------------------
    (PLN in thousands unless otherwise stated)


    TIME PERIODS:                                                         YTD03             YTD02            2Q03           1Q03
    -------------------------------------------------------------------------------------------------------------------------------

    NET (LOSS) / PROFIT                                                 (95,625)         (495,417)          (15,367)       (80,258)

    Depreciation of fixed assets and amortization of licenses
      and other intangible assets                                       140,468           133,880            71,329         69,139
    Amortization of negative goodwill                                   (19,381)                -           (19,381)             -
    Amortization of notes issuance costs                                  1,265                 -                 -          1,265
    Amortization of discount on installment obligations                     276                 -               140            136
    Write-off of notes issuance costs                                    41,161                 -                 -         41,161
    Interest expense accrued on license liabilities                       4,347            10,503             2,222          2,125
    Interest expense accrued on long-term debt                            3,030           205,431             1,903          1,127
    Minority share in profits of subsidiaries                               199               267               119             80
    Increase in long-term assets                                         (1,106)                -           (1,011)            (95)
    Other provisions                                                      2,234                 -             1,348            886
    Foreign exchange losses                                              20,218           228,985            11,163          9,055
    Changes in working capital                                          (18,124)           (4,418)            2,325        (20,449)
    NET CASH PROVIDED BY OPERATING ACTIVITIES                            78,962            79,231            54,790         24,172

    Purchase of fixed assets and computer software                      (76,526)         (164,772)          (39,215)       (37,311)
    Decrease / (increase) in restricted cash and cash equivalents       259,514                 -            60,221        199,293
    Purchase of minority shareholdings in a subsidiary                     (577)                -              (577)
    Net cash received on purchase of subsidiary                          16,702                 -            16,702              -
    Increase of investments                                                (415)                -              (415)             -
    Payments for licenses                                                (9,160)                -            (9,160)
    NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES               189,538          (164,772)           27,556        161,982

    Proceeds from share issue, net                                          118                 -               118              -
    Redemption of notes                                                (204,193)                -                 -       (204,193)
    Payments related to restructuring                                    (5,952)          (32,891)           (1,477)        (4,475)
    Issuance of notes for warrants                                          508                 -               508              -
    Payments for cancellation of swap transactions                            -           (29,279)                -              -
    NET CASH USED IN FINANCING ACTIVITIES                              (209,519)          (62,170)             (851)      (208,668)

    Effect of exchange rate change on cash and cash equivalents           1,196            25,702               292            904

    NET CHANGE IN CASH AND CASH EQUIVALENTS                              60,177          (122,009)           81,787        (21,610)

    Cash and cash equivalents at the beginning of the period            132,465           486,946           110,855        132,465

    Cash and cash equivalents at the end of the period                  192,642           364,937           192,642        110,855


                                    - more -

--------------------------------------------------------------------------------
DEFINITIONS
--------------------------------------------------------------------------------

2002 NOTES -                  10% Senior Secured Notes due 2008, redeemed fully
                              by Netia on March 24, 2003; ARPU - average monthly revenue per direct voice line (business or residential) during the period;

ARPU - is obtained by dividing the amount of monthly revenues from direct voice services (excluding installation fees) by the average number of subscriber lines, in each case for the referenced three-month period;

BACKBONE -                    a telecommunications network designed to carry the
                              telecommunications traffic between the main junctions of the network;

CAPEX - cash spending related to capital expenditures during the period;

CASH -                        cash and cash equivalents at the end of period;

CHURN - termination of direct voice services contracted by a subscriber, which was originated either by a subscriber (voluntary churn) or by Netia (disconnection of a defaulting payer);

CONNECTED LINE -              a telecommunications line which was constructed,
                              tested and connected to Netia's network/switching node and is ready for activation after signing an agreement for providing telecommunications services;

COST OF RENTED LINES &
NETWORK MAINTENANCE -         cost of rentals of lines and telecommunications
                              equipment, as well as maintenance, services and related expenses necessary to operate our network;

DATA REVENUES -               revenues from provisioning Frame Relay, lease of
                              lines and Internet fixed-access services;

DIRECT VOICE REVENUES -       telecommunications revenues from voice services
                              offered by Netia to its subscribers. Direct voice services include the following traffic fractions:
                              local calls, domestic long-distance (DLD) calls, international long distance (ILD) calls, fixed-to-mobile calls and other services (incl.
                              Internet dial-in, emergency calls, komertel and intelligent network services (0-80x and 0-70x));

EBITDA /ADJUSTED EBITDA -     to supplement the reporting of our consolidated
                              financial information under IAS, we will continue to present certain financial measures, including
                              EBITDA. We define EBITDA as net income/(loss) as measured by IAS, adjusted for depreciation and amortization, net financial expense, income taxes, minority interest, share of losses of equity investments and other losses and gains on dilution. EBITDA for 2001 and 2002 has been further adjusted for impairment of goodwill, provisions for fixed assets, effects of default on long-term debt and cancellation of swap transactions and is therefore defined as Adjusted
                              EBITDA. We believe EBITDA and related measures of cash flow from operating activities serve as useful supplementary financial indicators in measuring the operating performance of telecommunication companies. EBITDA is not an IAS measure and should not be considered as an alternative to IAS measures of net income/(loss) or as an indicator of operating performance or as a measure of cash flows from operations under IAS or as an indicator of liquidity. The presentation of EBITDA, however, enables investors to focus on period-over-period operating performance, without the impact of non-operational or non-recurring items. It is also among the primary indicators we use in planning and operating the business. You should note that EBITDA is not a uniform or standardized measure and the calculation of EBITDA, accordingly, may vary significantly from company to company, and by itself provides no grounds for comparison with other companies;

HEADCOUNT -                   full time employment equivalents;

                                    - more -

INDIRECT VOICE REVENUES -     telecommunications revenues from the services
                              offered through Netia's prefix (1055) to customers being subscribers of other operators. Indirect access services include the following traffic fractions: domestic long-distance (DLD) calls, international long distance (ILD) calls and fixed-to-mobile calls;

INTERCONNECTION CHARGES -     payments made by Netia to other operators for
                              origination, termination or transfer of traffic using other operators' networks;

INTERCONNECTION REVENUES -    payments made by other operators to Netia for
                              origination, termination or transfer of traffic using Netia's network;

LEGAL AND FINANCIAL
SERVICES -                    costs of taxes and fees, insurance as well as
                              other financial services provided to Netia by third parties;

OTHER OPERATING EXPENSES -    include primarily costs of office and car
                              maintenance, information technology services, costs of materials and energy, mailing services, bad debt expense and other provisions and external services;

OTHER TELECOMMUNICATIONS
REVENUES -                    revenues from provisioning Internet dial-in
                              services for Netia's indirect customers (based on a call-back principle (provided currently) and an access number (0-20) (to be provided in the future)), intelligent network services (0-80x and 0-70x), as well as other non-core revenues;

OTHER REVENUE -               revenues from radio-trunking services provided by
                              Netia's subsidiary, Uni-Net Sp. z o.o.;

RESTRUCTURING AGREEMENT -     an agreement relating to Netia's debt
                              restructuring, entered into by Netia, TeliaSonera
                              AB, certain companies controlled by Warburg Pincus
                              & Co., certain financial creditors and the ad hoc committee of noteholders on March 5, 2002;

SUBSCRIBER LINE -             a connected line which became activated and
                              generated revenue at the end of the period;

TOTAL DEBT -                  short-term and long-term interest bearing
                              liabilities;

WHOLESALE SERVICES -          revenues from providing commercial network
                              services such as voice termination, incoming Voice over Internet Protocol (VoIP), telehousing and collocation as well as backbone-based services.



Netia management will hold a conference call to review the results tomorrow, Wednesday, August 13, at 3:00 PM (UK) / 4:00 PM (Continent) / 10:00 AM (Eastern). To register for the call and obtain dial in numbers please contact Mark Walter at Taylor Rafferty London on +44 (0) 20 7936 0400 or Abbas Qasim at Taylor Rafferty New York on 212 889 4350.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003 and its Current Report on Form 6-K filed with the Commission on August 8, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

   NETIA S.A.
   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
   JUNE 30, 2003

                        REPORT OF INDEPENDENT ACCOUNTANTS


  TO THE SUPERVISORY BOARD AND SHAREHOLDERS
  OF NETIA S.A.

  We have reviewed the accompanying condensed consolidated balance sheets of Netia S.A. and its subsidiaries (the "Company") as at June 30, 2003, and the related condensed consolidated statements of operations, changes in shareholders' equity / (deficit) and cash flows for the three- and six-month periods ended June 30, 2003 and 2002. These condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these condensed consolidated financial statements based on our review.

  We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This standard requires that we plan and perform the review to obtain reasonable assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

  Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements have not been properly prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting."

  The convenience translations are disclosed as part of the condensed consolidated financial statements. The convenience translations have been presented in US dollars, as a matter of arithmetic computation using the official rate of the National Bank of Poland at June 30, 2003 of PLN 3.8966 to US dollar 1.00. We have not audited these translations and accordingly we do not express an opinion thereon. The US dollar amounts presented in these condensed consolidated financial statements should not be construed as a representation that the PLN amounts have been or could have been converted to US dollars at this rate or at any other rate.

  We previously audited in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America, the consolidated balance sheet of the Company as at December 31, 2002 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended, presented herein for comparative purposes. In our report dated February 13, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the condensed consolidated balance sheet as of December 31, 2002 and the related condensed consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended, is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.




  PricewaterhouseCoopers Sp. z o.o.

  Warsaw, Poland
  August 12, 2003

                                   NETIA S.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)

                                                                                        JUNE 30,         DECEMBER 31,
                                                                                         2003               2002
                                                                         NOTE         (UNAUDITED)         (AUDITED)
                                                                       ----------   -----------------   ----------------
                                                                                          (PLN)              (PLN)
ASSETS

CURRENT ASSETS
Cash and cash equivalents..............................................                     192,642            132,465
Restricted investments, cash and cash equivalents......................                           -            254,211
Accounts receivable....................................................
   Trade, net of allowance for doubtful accounts of  PLN 50,157
      and PLN 45,278...................................................                     100,838             87,067
   Government - value added tax........................................                       9,306              2,374
   Other...............................................................                       2,495              8,147
Inventories............................................................                       2,537                854
Prepaid expenses.......................................................                      16,346              8,260
                                                                                    -----------------   ----------------
TOTAL CURRENT ASSETS...................................................                     324,164            493,378

Investments............................................................                         219              1,663
Fixed assets, net......................................................   4               2,213,389          2,245,917
Intangible assets......................................................
   Licenses, net.......................................................   5                 611,356            639,176
   Computer software, net..............................................                     113,044            112,685
Negative goodwill......................................................   6                 (35,305)                 -
Other long term assets.................................................                       1,106                  -
                                                                                    -----------------   ----------------
TOTAL ASSETS...........................................................                   3,227,973          3,492,819
                                                                                    =================   ================



/s/ Wojciech Madalski
-------------------------
Wojciech Madalski
President of the Company

/s/ Zbigniew Lapinski
-------------------------
Zbigniew Lapinski
Chief Financial Officer


Warsaw, Poland
August 12, 2003




The accompanying notes are an integral part of these condensed consolidated financial statements.

                                   NETIA S.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)


                                                                                              CONVENIENCE TRANSLATION
                                                                                                    (UNAUDITED)
                                                                                           -------------------------------
                                                                                              JUNE 30,        DECEMBER 31,
                                                                                NOTE            2003             2002
                                                                                           --------------  ---------------
                                                                                                (USD)            (USD)
ASSETS

CURRENT ASSETS
Cash and cash equivalents..............................................                          49,438           33,995
Restricted investments, cash and cash equivalents......................                               -           65,239
Accounts receivable....................................................
   Trade, net of allowance for doubtful accounts of
    USD 12,872 and USD 11,620...........................................                         25,877           22,344
   Government - value added tax........................................                           2,388              609
   Other...............................................................                             640            2,091
Inventories............................................................                             651              219
Prepaid expenses.......................................................                           4,195            2,120
                                                                                           --------------  ---------------
TOTAL CURRENT ASSETS...................................................                          83,189          126,617

Investments............................................................                              56              427
Fixed assets, net......................................................          4              568,031          576,379
Intangible assets......................................................
   Licenses, net.......................................................          5              156,895          164,034
   Computer software, net..............................................                          29,011           28,919
Negative goodwill......................................................          6               (9,060)               -
Other long term assets.................................................                             284                -
                                                                                           --------------  ---------------
TOTAL ASSETS...........................................................                         828,406          896,376
                                                                                           ==============  ===============




The accompanying notes are an integral part of these condensed consolidated financial statements.

                                   NETIA S.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)


                                                                                              JUNE 30,        DECEMBER 31,
                                                                               NOTE            2003               2002
                                                                                             (UNAUDITED)       (AUDITED)
                                                                             ----------   ----------------   ---------------
                                                                                                (PLN)             (PLN)
LIABILITIES

CURRENT LIABILITIES
Short term liabilities for licenses.....................................        5                228,793           211,247
Accounts payable and accruals...........................................
   Trade................................................................                          53,270            89,864
   Accruals and other...................................................                          96,040            85,805
Deferred income.........................................................                           8,862             6,956
                                                                                          ----------------   ---------------
TOTAL CURRENT LIABILITIES...............................................                         386,965           393,872

Long term liabilities for licenses......................................        5                124,328           112,260
Long term debt..........................................................        7                      -           161,756
Long term installment obligations.......................................                           5,416             5,141
Other long term liabilities.............................................                             508                 -
                                                                                          ----------------   ---------------
TOTAL LIABILITIES.......................................................                         517,217           673,029


Minority interest.......................................................                           3,972            17,499

SHAREHOLDERS' EQUITY                                                            8
Share capital (nominal par value of PLN 1 and PLN 6 per share,
   respectively)........................................................                         344,163           203,285
Share premium ..........................................................                       1,572,903         1,713,865
Treasury shares.........................................................                          (2,812)           (2,812)
Other reserves..........................................................                       3,816,325         3,819,712
Accumulated deficit.....................................................                      (3,023,795)       (2,931,759)
                                                                                          ----------------   ---------------
TOTAL SHAREHOLDERS' EQUITY .............................................                       2,706,784         2,802,291
                                                                                          ----------------   ---------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..............................                       3,227,973         3,492,819
                                                                                          ================   ===============


The accompanying notes are an integral part of these condensed consolidated financial statements.

                                   NETIA S.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                           (ALL AMOUNTS IN THOUSANDS)


                                                                                               CONVENIENCE TRANSLATION
                                                                                                     (UNAUDITED)
                                                                                          ------------------------------------
                                                                                              JUNE 30,          DECEMBER 31,
                                                                               NOTE             2003               2002
                                                                             ----------   -----------------   ----------------
                                                                                               (USD)              (USD)
LIABILITIES

CURRENT LIABILITIES
Short term liabilities for licenses.....................................        5                  58,717             54,213
Accounts payable and accruals...........................................
   Trade................................................................                           13,671             23,062
   Accruals and other...................................................                           24,647             22,020
Deferred income.........................................................                            2,274              1,785
                                                                                          -----------------   ----------------
TOTAL CURRENT LIABILITIES...............................................                           99,309            101,080

Long term liabilities for licenses......................................        5                  31,906             28,810
Long term debt..........................................................        7                       -             41,513
Long term installment obligations.......................................                            1,390              1,319
Other long term liabilities.............................................                              130                  -
                                                                                          -----------------   ----------------
TOTAL LIABILITIES.......................................................                          132,735            172,722


Minority interest.......................................................                            1,019              4,491

SHAREHOLDERS' EQUITY                                                            8
Share capital (nominal par value of PLN 1 and PLN 6 per share,
   respectively)........................................................                           88,324             52,170
Share premium ..........................................................                          403,660            439,836
Treasury shares.........................................................                             (722)              (722)
Other reserves..........................................................                          979,399            980,268
Accumulated deficit.....................................................                         (776,009)          (752,389)
                                                                                          -----------------   ----------------
TOTAL SHAREHOLDERS' EQUITY .............................................                          694,652            719,163
                                                                                          -----------------   ----------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..............................                          828,406            896,376
                                                                                          =================   ================


The accompanying notes are an integral part of these condensed consolidated financial statements.

                                   NETIA S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                       PART I (ALL AMOUNTS IN THOUSANDS)


                                                         SIX-MONTH     SIX-MONTH       THREE-MONTH    THREE-MONTH       YEAR ENDED
                                                        PERIOD ENDED  PERIOD ENDED    PERIOD ENDED    PERIOD ENDED      DECEMBER 31,
                                                       JUNE 30, 2003  JUNE 30, 2002    JUNE 30, 2003  JUNE 30, 2002       2002
                                                NOTE    (UNAUDITED)   (UNAUDITED)      (UNAUDITED)    (UNAUDITED)       (AUDITED)
                                               -----  -------------- --------------  --------------- --------------    -------------
                                                           (PLN)        (PLN)            (PLN)          (PLN)           (PLN)


REVENUE
   Telecommunication services revenue
     Direct voice services....................               246,486       254,515          123,986        126,829         503,058
       Installation fees......................                   495           684              226            332           1,162
       Monthly fees...........................                61,657        63,447           31,039         31,579         126,366
       Calling charges........................               184,334       190,384           92,721         94,918         375,530
           Local calls........................                62,378        65,605           31,070         31,862         126,276
           Domestic long distance calls.......                36,912        36,498           18,349         18,681          72,447
           International long distance calls..                14,497        17,007            7,391          8,534          33,747
           Fixed-to-mobile....................                59,439        59,139           30,907         30,218         118,388
           Other..............................                11,108        12,135            5,004          5,623          24,672
     Indirect voice...........................                29,280        12,623           15,918          7,850          34,628
     Data.....................................                21,108         8,993           13,618          4,868          20,468
     Interconnection revenue..................                 2,871         3,365            1,420          1,665           6,248
     Wholesale services.......................                24,290         9,497           13,112          6,354          23,769
     Other telecommunication revenue..........                10,031         2,003            7,230            973           8,557
                                                            ---------     ---------        ---------      ---------       ---------
                                                             334,066       290,996          175,284        148,539         596,728

   Other revenue..............................                 5,059        10,345            2,537          4,542          16,264
                                                            ---------     ---------        ---------      ---------       ---------
  TOTAL REVENUE...............................               339,125       301,341          177,821        153,081         612,992

OTHER OPERATING INCOME........................                 4,478             -            4,478              -               -

COSTS
Interconnection charges.......................               (62,965)      (62,915)         (31,944)       (31,833)       (126,088)
Salaries and benefits.........................               (52,814)      (52,574)         (28,036)       (22,292)       (105,218)
Social security costs.........................                (8,796)       (9,110)          (4,323)        (4,286)        (18,152)
Legal and financial services..................               (41,855)      (33,241)         (22,793)       (15,118)        (72,255)
Sales and marketing expenses..................               (13,025)       (5,886)          (5,192)        (2,905)        (20,816)
Cost of rented lines and network maintenance..               (24,020)      (27,006)         (15,714)       (12,796)        (45,470)
Depreciation of fixed assets .................               (98,007)      (97,286)         (49,108)       (48,513)       (194,634)
Amortization of negative goodwill.............                19,381             -           19,381              -               -
Amortization of other intangible assets.......               (42,461)      (36,594)         (22,221)       (18,303)        (74,046)
Impairment provision for fixed assets.........                      -            -                -              -        (149,353)
Other operating expenses......................               (45,951)      (38,270)         (23,722)       (21,602)        (69,768)
                                                            ---------     ---------        ---------      ---------       ---------
LOSS FROM OPERATIONS..........................               (26,910)      (61,541)          (1,373)       (24,567)       (262,808)

Financial expense, net........................   9           (68,977)     (432,284)         (14,484)      (224,607)       (417,570)
                                                            ---------     ---------        ---------      ---------       ---------
LOSS BEFORE INCOME TAX........................               (95,887)     (493,825)         (15,857)      (249,174)       (680,378)
Income tax benefit / (charge).................                   461        (1,325)             609           (676)         (1,903)
                                                            ---------     ---------        ---------      ---------       ---------
LOSS BEFORE MINORITY INTEREST.................               (95,426)     (495,150)         (15,248)      (249,850)       (682,281)
Minority share in (profits) / losses
   of subsidiaries............................                  (199)         (267)            (119)          (160)          7,309
                                                            ---------     ---------        ---------      ---------       ---------
NET LOSS......................................               (95,625)     (495,417)         (15,367)      (250,010)       (674,972)
                                                            =========     =========        =========      =========       =========

BASIC AND DILUTED
   LOSS PER SHARE (not in thousands)...........     10        (0.28)       (16.08)           (0.04)          (8.11)         (17.89)
                                                            =========     =========        =========      =========       =========



The accompanying notes are an integral part of these condensed consolidated financial statements.

                                                                              CONVENIENCE TRANSLATION (UNAUDITED)
                                                       -----------------------------------------------------------------------------
                                                         SIX-MONTH      SIX-MONTH       THREE-MONTH      THREE-MONTH    YEAR ENDED
                                                        PERIOD ENDED   PERIOD ENDED    PERIOD ENDED     PERIOD ENDED   DECEMBER 31,
                                              NOTE      JUNE 30, 2003  JUNE 30, 2002  JUNE 30, 2003    JUNE 30, 2002      2002
                                            ---------  -------------- -------------- --------------- --------------- ---------------
                                                          (USD)           (USD)          (USD)           (USD)           (USD)

REVENUE
   Telecommunication services revenue
     Direct voice services..................                 63,256         65,318          31,820          32,548          129,102
       Installation fees....................                    127            176              58              85              298
       Monthly fees.........................                 15,823         16,283           7,966           8,104           32,430
       Calling charges......................                 47,306         48,859          23,796          24,359           96,374
           Local calls......................                 16,008         16,836           7,974           8,177           32,407
           Domestic long distance calls.....                  9,473          9,367           4,709           4,794           18,592
           International long distance calls                  3,720          4,365           1,897           2,190            8,661
           Fixed-to-mobile..................                 15,254         15,177           7,932           7,755           30,382
           Other............................                  2,851          3,114           1,284           1,443            6,332
     Indirect voice.........................                  7,514          3,239           4,085           2,015            8,887
     Data...................................                  5,417          2,308           3,495           1,249            5,253
     Interconnection revenue................                    737            864             364             427            1,603
     Wholesale services.....................                  6,234          2,437           3,365           1,631            6,100
     Other telecommunication revenue........                  2,575            514           1,856             250            2,196
                                                       -------------- -------------- --------------- --------------- ---------------
                                                             85,733         74,680          44,985          38,120          153,141

   Other revenue............................                  1,298          2,655             651           1,166            4,174
                                                       -------------- -------------- --------------- --------------- ---------------
  TOTAL REVENUE                                              87,031         77,335          45,636          39,286          157,315

OTHER OPERATING INCOME......................                  1,149              -           1,149               -                -

COSTS
Interconnection charges.....................                (16,159)       (16,146)         (8,198)         (8,169)         (32,359)
Salaries and benefits.......................                (13,554)       (13,492)         (7,195)         (5,721)         (27,002)
Social security costs.......................                 (2,257)        (2,338)         (1,109)         (1,100)          (4,658)
Legal and financial services................                (10,741)        (8,531)         (5,849)         (3,880)         (18,543)
Sales and marketing expenses................                 (3,343)        (1,511)         (1,332)           (746)          (5,342)
Cost of rented lines and network
 maintenance................................                 (6,164)        (6,931)         (4,033)         (3,284)         (11,669)
Depreciation of fixed assets ...............                (25,152)       (24,967)        (12,603)        (12,450)         (49,950)
Amortization of negative goodwill...........                  4,974              -           4,974               -                -
Amortization of other intangible assets.....                (10,897)        (9,391)         (5,703)         (4,697)         (19,003)
Impairment provision for fixed assets.......                       -             -               -               -          (38,329)
Other operating expenses....................                (11,793)        (9,821)         (6,088)         (5,544)         (17,905)
                                                       -------------- -------------- --------------- --------------- ---------------
LOSS FROM OPERATIONS........................                 (6,906)       (15,793)           (351)         (6,305)         (67,445)

Financial expense, net......................   9            (17,702)      (110,939)         (3,717)        (57,642)        (107,163)
                                                       -------------- -------------- --------------- -------------------------------

LOSS BEFORE INCOME TAX......................                (24,608)      (126,732)         (4,068)        (63,947)        (174,608)
Income tax charge...........................                    118           (340)            156            (173)            (488)
                                                       -------------- -------------- --------------- --------------- ---------------
LOSS BEFORE MINORITY INTEREST...............                (24,490)      (127,072)         (3,912)        (64,120)        (175,096)
Minority share in (profits) / losses
   of subsidiaries..........................                    (51)           (69)            (31)            (42)           1,876
                                                       -------------- -------------- --------------- --------------- ---------------
NET LOSS....................................                (24,541)      (127,141)         (3,943)        (64,162)        (173,220)
                                                       ============== ============== =============== =============== ===============

BASIC AND DILUTED
   LOSS PER SHARE (not in thousands)........   10             (0.07)         (4.13)          (0.01)          (2.08)           (4.59)
                                                       ============== ============== =============== =============== ===============


The accompanying notes are an integral part of these condensed consolidated financial statements.

                                   NETIA S.A.
 CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY /(DEFICIT)
                       PART II (ALL AMOUNTS IN THOUSANDS)

                                                                                                                         TOTAL
                                                      SHARE       SHARE        TREASURY    OTHER      ACCUMULATED     SHAREHOLDERS'
                                             NOTE    CAPITAL     PREMIUM        SHARES    RESERVES      DEFICIT         EQUITY
                                            ------  ----------- ------------- --------- ----------- ---------------  ---------------
                                                      (PLN)        (PLN)         (PLN)      (PLN)       (PLN)             (PLN)


BALANCE AS AT DECEMBER 31, 2002 (AUDITED)....         203,285     1,713,865    (2,812)  3,819,712    (2,931,759)        2,802,291

Registration of series H shares..............         312,626        25,831         -    (338,457)            -                 -

Transfer of shares issuance costs
   up to the amount of share premium.........               -       (25,831)        -      25,831             -                 -

Decrease of nominal value of shares..........  8     (171,866)      171,866         -            -            -                 -

Issuance of series J shares, net of
  related costs..............................             118             -         -            -            -               118

Coverage of losses from previous years
  in individual entities*....................               -       (312,828)       -     309,239         3,589                  -

Net loss.....................................               -              -        -           -       (95,625)          (95,625)
                                                    ----------- ------------- --------- ----------- ---------------  ---------------

BALANCE AS AT JUNE 30, 2003 (UNAUDITED)......         344,163      1,572,903   (2,812)  3,816,325    (3,023,795)        2,706,784
                                                    =========== ============= ========= =========== ===============  ===============

*The coverage of losses from the previous years in the individual subsidiaries' financial statements was recorded based on the following shareholders resolutions: the resolution no. 2, of annual shareholdings' meeting of Netia
S.A. dated June 12, 2003; the resolution no. 2, of annual shareholdings' meeting of Netia Telekom S.A. dated June 13, 2003; and the resolution no. 2, of annual shareholdings' meeting of Netia South Sp. z o.o. dated June 13, 2003; and was recorded in the consolidated financial statements of the Company after the elimination of certain intercompany transactions.


                                                                                                                         TOTAL
                                              SHARE         SHARE        TREASURY       OTHER        ACCUMULATED     SHAREHOLDERS'
                                             CAPITAL        PREMIUM       SHARES       RESERVES        DEFICIT         DEFICIT
                                            ------------  ------------- ------------  ------------ ---------------- ----------------
                                               (PLN)         (PLN)        (PLN)          (PLN)         (PLN)             (PLN)

BALANCE AS AT DECEMBER 31, 2001 (AUDITED) ..   203,285      1,713,865       (3,611)            -       (2,256,787)        (343,248)

Net loss....................................         -              -             -            -         (495,417)        (495,417)

                                            ------------  ------------- ------------  ------------ ---------------- ----------------
BALANCE AS AT JUNE 30, 2002 (UNAUDITED).....   203,285      1,713,865       (3,611)            -       (2,752,204)        (838,655)
                                            ============  ============= ============  ============ ================ ================


The accompanying notes are an integral part of these condensed consolidated financial statements.

                                   NETIA S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


                                                            SIX-MONTH      SIX-MONTH       THREE-MONTH    THREE-MONTH    YEAR ENDED
                                                           PERIOD ENDED   PERIOD ENDED    PERIOD ENDED   PERIOD ENDED   DECEMBER 31,
                                                           JUNE 30, 2003  JUNE 30, 2002   JUNE 30, 2003  JUNE 30, 2002       2002
                                                      NOTE (UNAUDITED)    (UNAUDITED)      (UNAUDITED)    (UNAUDITED)     (AUDITED)
                                                      ---- ------------- --------------- -------------- --------------- ------------
                                                               (PLN)        (PLN)            (PLN)          (PLN)          (PLN)


Cash flows from operating activities:
NET LOSS                                                          (95,625)     (495,417)      (15,367)       (250,010)     (674,972)
Adjustments to reconcile net loss to net cash provided
  by operating activities:
Depreciation of fixed assets and amortization
  of licenses and other intangible assets..............           140,468       133,880        71,329          66,816       268,680
Amortization of negative goodwill......................  6        (19,381)                    (19,381)
Amortization of notes issuance
  costs....................                                         1,265             -             -               -           127
Amortization of discount on installment obligations....               276             -           140               -             -
Write-off of notes issuance costs......................  7         41,161             -             -               -             -
Interest expense accrued on license liabilities........             4,347        10,503         2,222           5,534        22,595
Interest expense accrued on long term debt
  and restricted cash..................................             3,030       205,431         1,903         102,436       220,428
Minority share in profits / (losses) of subsidiaries...               199           267           119             160        (7,309)
Impairment provision for long term assets..............  4              -             -             -               -       149,353
Increase in long term assets...........................            (1,106)            -        (1,011)              -             -
Other provisions.......................................             2,234             -         1,348               -             -
Foreign exchange losses on translation of long term
  debt and restricted investments......................            20,218       228,985        11,163         125,199       195,914
Changes in working capital.............................           (18,124)       (4,418)        2,325            (928)       23,660

NET CASH PROVIDED BY OPERATING ACTIVITIES..............            78,962        79,231        54,790          49,207       198,476
Cash flows provided by / (used in) investing
  activities:
Purchase of fixed assets and computer software.........           (76,526)     (164,772)      (39,215)        (72,710)     (270,548)
Decrease / (increase) of restricted cash
  and cash equivalents.................................  7        259,514             -        60,221               -      (197,744)
Net cash received on purchase of subsidiary............            16,702             -        16,702               -             -
Purchase of minority shareholdings in subsidiary.......              (577)            -          (577)              -             -
Payments for licenses..................................            (9,160)            -        (9,160)              -             -
Increase of investments................................              (415)            -          (415)              -             -

NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES..           189,538      (164,772)       27,556         (72,710)     (468,292)
Net cash used in financing activities:
Redemption of notes....................................          (204,193)            -             -               -             -
Payments related to financial restructuring............            (5,952)      (32,891)       (1,477)        (12,404)      (80,394)
Issuance of notes for warrants.........................               508             -           508               -             -
Net proceeds from share issuance.......................               118             -           118               -             -
Payments for cancellation of swap transactions.........                 -       (29,279)            -               -       (29,279)

NET CASH USED IN FINANCING ACTIVITIES..................          (209,519)      (62,170)         (851)        (12,404)     (109,673)

EFFECT OF EXCHANGE RATE CHANGE ON CASH
  AND CASH EQUIVALENTS.................................             1,196         25,702          292           11,645       25,008

NET CHANGE IN CASH AND CASH EQUIVALENTS................            60,177      (122,009)       81,787          (24,262)    (354,481)

Cash and cash equivalents at beginning of period.......           132,465       486,946       110,855          389,199      486,946

CASH AND CASH EQUIVALENTS AT END OF PERIOD.............           192,642       364,937       192,642          364,937      132,465



The accompanying notes are an integral part of these condensed consolidated financial statements.

                                   NETIA S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


SUPPLEMENTAL DISCLOSURES:

                                       SIX-MONTH         SIX-MONTH      THREE-MONTH     THREE-MONTH       YEAR ENDED
                                      PERIOD ENDED     PERIOD ENDED    PERIOD ENDED     PERIOD ENDED     DECEMBER 31,
                                     JUNE 30, 2003     JUNE 30, 2002   JUNE 30, 2003   JUNE 30, 2002         2002
                                      (UNAUDITED)       (UNAUDITED)     (UNAUDITED)     (UNAUDITED)       (AUDITED)
                                    ----------------- ---------------- --------------  ---------------  ---------------
                                         (PLN)            (PLN)           (PLN)           (PLN)             (PLN)

Income taxes paid                          367            1,663            367            1,663            1,273

NON-CASH INVESTING ACTIVITIES:

      The Company incurred the following liabilities at the end of each period that were related to fixed asset or construction in progress additions:

                                                            SIX-MONTH         SIX-MONTH      YEAR ENDED
                                                           PERIOD ENDED     PERIOD ENDED    DECEMBER 31,
                                                          JUNE 30, 2003     JUNE 30, 2002       2002
                                                           (UNAUDITED)       (UNAUDITED)      (AUDITED)
                                                         ----------------- ---------------- --------------
                                                             (PLN)            (PLN)            (PLN)
                                                            31,611            66,329           52,952


The accompanying notes are an integral part of these condensed consolidated financial statements.

                                   NETIA S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


                                                                              CONVENIENCE TRANSLATION (UNAUDITED)
                                                            ------------------------------------------------------------------------
                                                       NOTE   SIX-MONTH     SIX-MONTH      THREE-MONTH    THREE-MONTH    YEAR ENDED
                                                             PERIOD ENDED   PERIOD ENDED   PERIOD ENDED   PERIOD ENDED  DECEMBER 31,
                                                             JUNE 30, 2003  JUNE 30, 2002  JUNE 30, 2003  JUNE 30, 2002    2002
                                                      ----- -------------- --------------- -------------- -------------- -----------
                                                                (USD)         (USD)           (USD)          (USD)        (USD)
Cash flows from operating activities:
NET LOSS                                                       (24,541)    (127,141)        (3,943)        (64,162)       (173,220)
Adjustments to reconcile net loss to net cash provided
  by operating activities:
Depreciation of fixed assets and amortization
  of licenses and other intangible assets.............          36,049       34,358         18,305          17,147          68,953
Amortization of negative goodwill.....................   6      (4,974)                     (4,974)
Amortization of notes issuance
  costs....................                                        325            -              -               -              32
Amortization of discount on installment obligations...              71            -             36               -               -
Write-off of notes issuance costs.....................   7      10,563            -              -               -               -
Interest expense accrued on license liabilities.......           1,116        2,695            570           1,420           5,799
Interest expense accrued on long term debt
  and restricted cash.................................             778       52,721            488          26,289          56,570
Minority share in profits / (losses) of subsidiaries..              51           69             31              42          (1,876)
Impairment provision for long term assets.............   4           -            -              -               -          38,329
Increase in long term assets..........................            (284)           -           (259)              -               -
Other provisions......................................             573            -            346               -               -
Foreign exchange losses on translation of long term
  debt and restricted investments.....................           5,189       58,765          2,865          32,129          50,277
Changes in working capital............................          (4,651)      (1,134)           597            (238)          6,072
                                                               --------     --------       --------        --------        --------
NET CASH PROVIDED BY OPERATING ACTIVITIES.............          20,265       20,333         14,062          12,627          50,936
Cash flows provided by / (used in) investing
  activities:
Purchase of fixed assets and computer software........         (19,639)     (42,286)       (10,064)        (18,660)        (69,432)
Decrease / (increase)  of restricted cash and cash
  equivalents.........................................   7      66,600            -         15,455               -         (50,748)
Net cash received on purchase of subsidiary...........           4,286            -          4,286               -               -
Purchase of minority shareholdings in subsidiary......            (148)           -           (148)              -               -
Payments for licenses.................................          (2,351)           -         (2,351)              -               -
Increase of investments...............................            (107)           -           (107)              -               -
                                                               --------     --------       --------        --------        --------
NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES.          48,641      (42,286)         7,071         (18,660)       (120,180)
Net cash used in financing activities:
Redemption of notes...................................         (52,403)           -             -                -               -
Payments related to financial restructuring...........          (1,527)      (8,441)          (379)         (3,183)        (20,632)
Issuance of notes for warrants........................             130            -            130               -               -
Net proceeds from share issuance......................              30            -             30               -               -
Payments for cancellation of swap transactions........               -       (7,514)             -               -          (7,514)
                                                               --------     --------       --------        --------        --------
NET CASH USED IN FINANCING ACTIVITIES.................         (53,770)     (15,955)          (219)         (3,183)        (28,146)

EFFECT OF EXCHANGE RATE CHANGE ON CASH
     AND CASH EQUIVALENTS.............................             307        6,596             75          2,989            6,418

NET CHANGE IN CASH AND CASH EQUIVALENTS...............          15,443      (31,312)        20,989         (6,227)         (90,972)

Cash and cash equivalents at beginning of period......          33,995      124,967         28,449         99,882          124,967
                                                               --------     --------       --------        --------        --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD............          49,438       93,655         49,438         93,655           33,995
                                                               ========     ========       ========        ========        ========


The accompanying notes are an integral part of these condensed consolidated financial statements.

                                   NETIA S.A.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)


SUPPLEMENTAL DISCLOSURES:

                                                              CONVENIENCE TRANSLATION (UNAUDITED)
                                       -----------------------------------------------------------------------------------
                                          SIX-MONTH         SIX-MONTH      THREE-MONTH     THREE-MONTH       YEAR ENDED
                                         PERIOD ENDED     PERIOD ENDED    PERIOD ENDED     PERIOD ENDED     DECEMBER 31,
                                        JUNE 30, 2003     JUNE 30, 2002   JUNE 30, 2003   JUNE 30, 2002         2002
                                       ----------------- ---------------- --------------  ---------------  ---------------
                                            (USD)            (USD)            (USD)          (USD)               (USD)

Income taxes paid                            94              427               94              427              327

NON-CASH INVESTING ACTIVITIES:

      The Company incurred the following liabilities at the end of each period that were related to fixed asset or construction in progress additions:

                                     CONVENIENCE TRANSLATION (UNAUDITED)
                             -------------------------------------------------
                                SIX-MONTH         SIX-MONTH      YEAR ENDED
                               PERIOD ENDED     PERIOD ENDED    DECEMBER 31,
                              JUNE 30, 2003     JUNE 30, 2002       2002
                             ----------------- ---------------- --------------
                                 (USD)            (USD)            (USD)
                                 8,112            17,022           13,589





The accompanying notes are an integral part of these condensed consolidated financial statements.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

1.         THE COMPANY

         Netia S.A. (the "Company" or "Netia") was formed in 1990 as a limited liability company under the laws of Poland and was transformed into a joint stock company in 1992. On June 12, 2003, a general meeting of shareholders adopted a resolution changing the Company's name from Netia Holdings S.A. to Netia S.A. This change has become effective upon registration by the Polish court on July 24, 2003. The Company is engaged through its subsidiaries (together: the "Netia Group") in the design, construction and operation of modern digital telecommunication and data transmission networks.

         The Company's subsidiaries obtained licenses from the Ministry of Communications of Poland ("MOC") for the provision of local telephone services in areas including six of the Poland's largest cities - Warsaw, Gdansk, Krakow, Poznan, Katowice and Lublin. One of the Company's subsidiaries, Netia 1 Sp. z o.o. ("Netia 1"), obtained a license for domestic long distance telephone services. As of January 1, 2001, pursuant to the New Telecommunication Act ("NTA"), all telephone licenses were converted by virtue of law into telecommunication permits. The Netia Group's backbone network that connects the largest Polish cities as well as its local access networks currently allow for provision of various voice telephone and data transmission services. These services include switched, fixed-line voice telephone service (including domestic long distance, international long distance and fixed-to-mobile services), Integrated Services Digital Network ("ISDN"), voice mail, dial-up and fixed-access Internet, leased lines, Voice over Internet Protocol ("VoIP") and co-location services. The Netia Group launched wholesale services, including the wholesale termination of in-bound traffic, in early 2001. In September 2001, the Netia Group began offering frame relay services. The Netia Group is one of the two operators in Poland offering, since February 2002, Freephone ("0800") and Split Charge ("0801"), services based upon an Intelligent Network. We offer data transmission services utilizing network operated by our wholly-owned subsidiary Netia Network S.A. ("Netia Network"). In the second half of 2002, the Netia Group started offering duct, dark fiber and capacity leasing and co-location services. In accordance with provisions of NTA liberalizing the market for international long-distance calls, as of January 1, 2003 the Company started to offer international long distance services in selected zones, based on standard lines, in addition to alternative service based on VoIP technology, which were offered previously. The Netia Group commenced offering "0-708" premium rate services in April 2003. The Netia Group is also engaged in the installation and supply of specialized mobile radio services (public trunking) in Poland through its 58.2% owned subsidiary, Uni-Net Sp. z o.o. ("Uni-Net").

         The Company is subject to the periodic reporting requirements in the U.S. under the Securities Exchange Act of 1934, as amended, and under the Polish regulations on reporting requirements for companies listed on the Warsaw Stock Exchange. Its ordinary shares have been listed on the Warsaw Stock Exchange since July 2000 and are part of the WIG-20 index. Between August 1999 and October 2002, the Company's American Depositary Shares ("ADSs") were listed for trading on the NASDAQ stock market ("NASDAQ"). On October 14, 2002 the NASDAQ Listing Qualifications Panel (the "Panel") de-listed Netia's ADSs from NASDAQ, effective as of the opening of the business on October 15, 2002, due to failure by the Company to meet all continued listing requirements. On January 21, 2003 the NASDAQ Listing and Hearing Review Council (the "Listing Council"), after its review of the decision of the Panel and additional information submitted by the Company regarding the status of the financial restructuring, reversed the Panel's decision and remanded the matter to the Panel. The Listing Council noted that the Panel's decision from October 14, 2002 to de-list the Company's ADSs from the NASDAQ was correct and appropriate at the time it was made. The Listing Council instructed the Panel to re-list the Company's ADSs on the NASDAQ SmallCap Market upon the Panel's review of the Company's application. On May 22, 2003, the Supervisory Board and Management Board of the Company resolved not to apply to re-list the Company's ADSs on the NASDAQ SmallCap Market. For further developments see also Note 14.

         In April 2003 the Company acquired Swiat Internet S.A., formerly TDC Internet Polska S.A., a Polish Internet service provider.

         The Company is incorporated in Poland with its principal executive office located at ul. Poleczki 13, 02-822 Warsaw, Poland.

         The Company's activities are not subject to any seasonal or cyclical trends of interim operations.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

2.         FINANCIAL RESTRUCTURING


     STATUS OF THE RESTRUCTURING

       In 2002, the Company went through a financial restructuring process aimed primarily at reducing its debt related to notes issued by the Company's Dutch finance subsidiaries and liabilities under certain swap agreements. The restructuring was conducted pursuant to the terms of the Restructuring Agreement, dated March 5, 2002, between the Company and the ad hoc committee of the Company's noteholders, certain financial creditors and major shareholders, and the Exchange Agreement, dated June 14, 2002, between the Company and a substantial majority of consenting creditors. The restructuring process encompassed legal proceedings in three jurisdictions consisting of Dutch moratorium proceedings, Polish arrangement proceedings and proceedings in the United States of America under Section 304 of the U.S. Bankruptcy Code. Pursuant to the Restructuring Agreement and the Exchange Agreement, NH BV, the Company's wholly-owned Dutch subsidiary, issued EUR 49,869 2002 Notes (PLN 198,758 at the exchange rate in effect on December 23, 2002) to holders of the existing notes and JPMorgan Chase Bank, in exchange for relinquishing their claims in respect of the existing notes and obligations under the swap agreements with JPMorgan Chase Bank. In addition, creditors of the Netia Group had an opportunity to subscribe with their reduced claims in the form of installment obligations for series H shares issued by the Company. On December 23, 2002, the Company's creditors subscribed for 312,626,040 (not in thousands) series H shares offered by the Company in exchange for such installment obligations. Pursuant to the Restructuring Agreement and the Exchange Agreement, the par value of the Company's ordinary shares was reduced on January 30, 2003 from PLN 6.00 (not in thousands) to PLN 1.00 (not in thousands).

        Registration of series H shares took place on January 30, 2003. On February 13, 2003, 312,626,040 (not in thousands) series H shares commenced trading on the Warsaw Stock Exchange following their registration with the Polish National Securities Depository on February 10, 2003. The registration of series H shares provided the Company's creditors with shares representing approximately 91% of the Company's share capital.

        As of January 2, 2003, all court decisions approving Dutch composition plans and Polish arrangement plans became final and unappealable. Consequently, the restructuring is irreversible, subject to Netia Group's compliance with and performance of all obligations under the Dutch composition plans and Polish arrangement plans. Management believes that the Company will comply with its obligations under these plans.

        In an order dated March 7, 2003, the United States Bankruptcy Court for the Southern District of New York, gave full force and effect in the United States to Netia's Polish arrangement plans and Dutch composition plans. The court also ordered that a previously deposited amount of approximately EUR 13,969, which was set aside to make certain interest payments on one of the series of notes, be turned over to the Company immediately following the completion of the final step of the Company's restructuring, which required issuance of warrants to the Company's pre-restructuring shareholders. The warrants were made available to them on May 16, 2003 and, accordingly, these funds were released on May 29, 2003.

        On March 24, 2003, the Company redeemed the outstanding 2002 Notes amounting to EUR 51,096 (PLN 221,482 at the exchange rate in effect on that date) including interest accrued until that date, following Netia's Supervisory Board approval and recommendation by the Company's Management Board. The decision was driven by sufficient cash position on the one hand and on the other hand concerns over (i) the high costs of servicing the debt and establishing the security for the 2002 Notes as required under the Indenture, dated December 23, 2002 (the "Indenture"), and (ii) the substantial restrictions imposed by the Indenture covenants on Netia's flexibility to run its daily business.

        Under the Restructuring Agreement and the Exchange Agreement, on May 16, 2003, the Company issued 64,848,442 (not in thousands) warrants pursuant to the prospectus, dated April 17, 2002, as subsequently amended, prepared under Polish law and made available in Poland on December 2, 2002. The Company issued the warrants to holders of record of the Company's shares as of December 22, 2002 at the strike price of PLN 2.53 (not in thousands) approved by the Company's supervisory board and determined in accordance with the provisions of the Restructuring Agreement, which required the strike price to be equal to the volume-weighted average price of the Company's ordinary shares on the Warsaw Stock Exchange for 30 trading days beginning 31 days following the registration of series H shares by the Polish court. Pursuant to a resolution of the General Meeting of Shareholders held on April 4, 2002, the warrant strike price was the issue price for series J ordinary shares. The warrants began trading on the Warsaw Stock Exchange on May 27, 2003. The Company also plans to issue up to 18,373,785 ordinary shares under a key employee stock option plan. For further details regarding stock options see Note 8.

        As at June 30, 2003, 117,801 (not in thousands) warrants have been exercised and the Company's share capital was accordingly increased by 117,801 (not in thousands) series J shares.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

     CURRENT FINANCIAL CONDITION

         The restructuring resulted in a surplus of PLN 3,553,712, calculated as the difference between the amount of reduction of carrying values of all liabilities subject to restructuring of PLN 4,096,068 and the total of: (i) net present value of reduced liabilities in the form of installment obligations not exchanged into shares of PLN 5,141; (ii) the value of the 2002 Notes of PLN 198,758 and (iii) the issuance value of new ordinary series H shares of PLN 338,457, and was recorded in the other reserves of the shareholders' equity.

         The restructuring allowed the Company to regain solvency. The restructuring did not lead to the elimination of all of the Company's outstanding debt. The Company will have to repay the outstanding installment obligations at the nominal amount of PLN 11,872 (recorded at the present value of future obligations of PLN 5,416 at June 30, 2003) between 2007 and 2012. This represents indebtedness that was not exchanged for the ordinary series H shares offered by the Company in December 2002.

         As at June 30, 2003, the shareholders' equity amounted to PLN 2,706,784 and the Company had a working capital deficit, including short term license fee obligations, of PLN 62,801. For further details regarding license fee obligations see Note 5.

         As the restructuring is complete, Management does not believe that events or conditions exist which may cast significant doubt on the Company's ability to continue as a going concern. However, Management will continue to take steps aimed at preserving the Company's cash, such as reductions in capital and operating expenditures. Management is also continuing with the Company's prior plans and steps aimed at seeking to confirm the expiration, cancellation, deferral or conversion of the Company's remaining license fee obligations at June 30, 2003 of nominal value of PLN 422,651. Cash and cash equivalents held by the Netia Group as at June 30, 2003 amounted to PLN 192,642.

3.          BASIS OF PRESENTATION AND ACCOUNTING POLICIES

         The Company maintains its accounting records and prepares statutory financial statements in accordance with Polish accounting and tax regulations. These condensed consolidated financial statements have been prepared based upon the Company's accounting records in order to present the consolidated financial position, results of operations and of cash flows in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and Interpretations issued by the International Accounting Standards Board ("IASB").

         These interim condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of the interim condensed consolidated financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2002. In the opinion of Management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation have been included. These interim condensed consolidated financial statements should be read in conjunction with the audited December 31, 2002 consolidated financial statements and the related notes.

         Costs that arise unevenly during the financial year are anticipated or deferred in the interim financial statements only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

         All U.S. Dollar amounts shown in the accompanying condensed consolidated financial statements have been translated from Polish Zloty only as a matter of arithmetic computation at the Polish Zloty exchange rate of PLN 3.8966 = USD 1.00, the average rate announced by the National Bank of Poland at June 30, 2003. These amounts have not been subject to review or audit procedures and are included for the convenience of the reader only. Such translation should not be construed as a representation that the Polish Zloty amounts have been or could be converted into U.S. Dollars at this or any other rate.

         Certain prior periods' amounts have been reclassified to conform to the presentation for the three and six month periods ended June 30, 2003. The major reclassifications relate to the presentation of interconnection revenues and part of wholesale revenue, which have been previously presented net of appropriate costs. Furthermore, items relating mainly to costs of rented lines and network maintenance, office and car maintenance and information technology services have been reclassified to conform to the current period presentation.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

4.         FIXED ASSETS AND NETWORK UNDER CONSTRUCTION


                                         DECEMBER 31,                  PURCHASE OF                                       JUNE 30,
                                           2002         ADDITIONS      SUBSIDIARY        TRANSFERS      DISPOSALS          2003
     ASSETS AT ADJUSTED COST             (AUDITED)     (UNAUDITED)     (UNAUDITED)      (UNAUDITED)    (UNAUDITED)     (UNAUDITED)
                                      ---------------- -------------- ---------------- -------------- --------------- --------------
                                           (PLN)         (PLN)          (PLN)             (PLN)           (PLN)           (PLN)

     Buildings........................        85,426              -              292          3,589            (179)         89,128
     Land.............................        17,058              -                -              -               -          17,058
     Long term ground lease...........         5,406              -                -              -               -           5,406
     Transmission network ............     1,482,820              -                -         25,755               -       1,508,575
     Switching system.................       980,488              -            9,037        142,832            (184)      1,132,173
     Base stations....................        13,898              -                -              -               -          13,898
     Machinery and equipment..........       187,789          2,299            5,235        (98,724)         (1,013)         95,586
     Office furniture and equipment...       108,210            566            4,269             32            (505)        112,572
     Vehicles.........................        15,339            378              371              -          (1,185)         14,903
                                      ---------------- -------------- ---------------- -------------- --------------- --------------
                                           2,896,434          3,243           19,204         73,484          (3,066)      2,989,299
     Network under construction.......       199,679         43,856              132        (73,484)        (10,381)        159,802
                                      ---------------- -------------- ---------------- -------------- -------------- ---------------
                                           3,096,113         47,099           19,336              -         (13,447)      3,149,101
                                      ================ ============== ================ ============== =============== ==============


     ACCUMULATED DEPRECIATION                           DECEMBER 31,    DEPRECIATION                                     JUNE 30,
                                                           2002           EXPENSE       TRANSFERS       DISPOSALS          2003
                                                        (AUDITED)       (UNAUDITED)     (UNAUDITED)    (UNAUDITED)     (UNAUDITED)
                                                       -------------- ---------------- -------------- --------------- --------------
                                                          (PLN)           (PLN)           (PLN)          (PLN)           (PLN)


     Buildings.....................................          10,299            3,455              -            (179)         13,575
     Long term ground lease........................             361               59              -               -             420
     Transmission network..........................         267,709           50,378              -               -         318,087
     Switching system..............................         201,458           25,933         13,877            (184)        241,084
     Base stations.................................          13,356              542              -               -          13,898
     Machinery and equipment.......................          42,795            6,908        (13,877)           (986)         34,840
     Office furniture and equipment................          66,118           10,232              -            (107)         76,243
     Vehicles......................................          12,308              500              -            (654)         12,154

                                                       -------------- ---------------- -------------- --------------- --------------
                                                            614,404           98,007              -          (2,110)        710,301
                                                       ============== ================ ============== =============== ==============

         The transfers recorded in the first half of 2003 between machinery and equipment and switching system and transmission network relate to the reclassifications of the radio access equipment items.


     IMPAIRMENT CHARGE                                                               DECEMBER 31,                        JUNE 30,
                                                                                         2002                             2003
                                                                                      (AUDITED)       DISPOSALS         (UNAUDITED)
                                                                                  ------------------ --------------  ---------------
                                                                                       (PLN)             (PLN)              (PLN)

     Transmission network...............................................                   186,618             -           186,618
     Switching system ..................................................                    16,668             -            16,668
     Office furniture and equipment.....................................                     8,116             -             8,116
                                                                                  ------------------ --------------  ---------------
                                                                                           211,402             -           211,402
     Network under construction.........................................                    24,390        (10,381)          14,009
                                                                                  ------------------ --------------  ---------------
                                                                                           235,792        (10,381)         225,411
                                                                                  ================== ==============  ===============


                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


     NET BOOK VALUE                                                                JUNE 30,         DECEMBER 31,
                                                                                     2003               2002
                                                                                  (UNAUDITED)        (AUDITED)
                                                                                ----------------  -----------------
                                                                                     (PLN)               (PLN)
     Buildings .................................................................         75,553            75,127
     Land.......................................................................         17,058            17,058
     Long term ground lease.....................................................          4,986             5,045
     Transmission network.......................................................      1,003,870         1,028,493
     Switching system...........................................................        874,421           762,362
     Base stations..............................................................              -               542
     Machinery and equipment....................................................         60,746           144,994
     Office furniture and equipment.............................................         28,213            33,976
     Vehicles...................................................................          2,749             3,031
                                                                                ----------------  -----------------
                                                                                      2,067,596         2,070,628
     Network under construction.................................................        145,793           175,289
                                                                                ----------------  -----------------
                                                                                      2,213,389         2,245,917
                                                                                ================  =================

5.          LICENSES

    TELECOMMUNICATION PERMITS

         Certain subsidiaries of the Company hold fixed term permits for the operation of local telecommunication networks on a non-exclusive basis in specified areas throughout Poland. The companies obtained their telecommunication permits through their conversion from telecommunication licenses issued under the regulations of the previous Telecommunication Act. The conversion took place by virtue of the NTA on January 1, 2001. In addition, all operating subsidiaries of the Company that render basic telephone services applied to the President of the Office for the Regulation of Telecommunications and Post ("ORTP") to broaden the scope of their permits. The applications were approved in August 2002, and all operating subsidiaries may currently provide all telecommunications services that may be rendered in a fixed-line network. Furthermore, Netia Telekom S.A. applied for a new permit under the NTA to render telecommunications services within the entire territory of Poland. Netia Telekom S.A obtained this permit in June 2002. Currently, each permit holder is required to provide public telecommunications services in its area of operation to all users requesting such services.

         When the Company's subsidiaries obtained licenses prior to enactment of the NTA, the Ministry of Infrastructure's policy for the development of the telecommunications market in Poland envisaged the issuance of no more than one local license to an operator who would have the right to compete with Telekomunikacja Polska S.A. ("TPSA"), the incumbent operator, in such zone. The Ministry of Infrastructure made an exception to this duopoly model in the city of Warsaw, where it issued licenses to two operators - including one of our subsidiaries. With respect to domestic long-distance services, the Ministry of Infrastructure decided that three operators in addition to TPSA would hold licenses for these services. Accordingly, licenses for telecommunications services in Poland were issued for 15-year periods, and all business plans, including the Company's, were made on the assumption that for such 15-year period, the operators would be able to operate in an environment that was limited to two competitors. The Ministry of Infrastructure established license fees and the Company accepted them under the same assumption. However, the NTA allows for any number of operators to obtain permits for both local and for domestic long-distance services.

         Because the Company's subsidiaries obtained the licenses under the old regulatory regime, Netia Group incurred license fee obligations of EUR 215,756 (in nominal value). As of June 30, 2003, the unpaid balance of those fee obligations was EUR 93,385 (PLN 422,651 at the June 30, 2003 exchange rate) plus PLN 15,799 that the Company's subsidiaries were assessed for obtaining a deferral on the payment of these amounts in nominal amounts. In connection with the conversion of licenses into permits and permissive entry into the Polish telecommunications market for new operators, the Company has submitted claims to the Polish regulatory authorities seeking to confirm the expiration, cancellation or deferral of its remaining license fee obligations. As a result, the Ministry of Infrastructure (currently in charge of telecommunications) issued decisions in the case of the majority of the Company's subsidiaries holding telecommunication permits and decided that the license fee obligations are payable according to the terms of the pre-existing licenses. The Ministry of Infrastructure also issued decisions to the Netia Group companies that hold permits, postponing license payments of EUR 32,943 (PLN 149,097 at the June 30, 2003 exchange rate) due on June 30, 2002, until December 31, 2002.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


          In December 2002, a law entered into force in Poland regarding the cancellation of outstanding local license fee obligations in exchange for telecommunication infrastructure capital expenditures or conversion of license fee obligations in exchange for shares or debt of companies that have outstanding license fees in connection with licenses for providing local services. Based on this law, the Company has submitted applications for the cancellation of its outstanding license fee obligations based on capital expenditures it has already incurred (the "Applications"). The Applications are to be reviewed by the Polish Government and can only be rejected if the Ministry responsible for the matter does not recognize the investments already made as capital expenditures contributing to telecommunication market development. In case certain capital expenditures are rejected, the Company may have, according to the new regulations, up to four years to make new investments applicable for conversion. On August 7, 2003 the Ministry of Infrastructure issued decisions to the following subsidiaries of the Company: Netia Telekom Telmedia S.A., Netia Telekom Mazowsze S.A., Netia Telekom Silesia S.A. In those decisions, the Ministry promised to cancel the outstanding license fee obligations amounting to EUR 91,385 (PLN 399,444 at the exchange rate prevailing at August 7, 2003)and the outstanding prolongation fees of PLN 15,799 (translated in the decision into EUR 3,969 using the exchange rate prevailing at November 29, 2002) owed in connection with prior deferrals granted to the Company's subsidiares, upon verification by the Ministry of investment incurred as reported in accordance with requirements of the Article 8 of the law enacted in December 2002. The Ministry also deferred those license fee obligations and prolongation fees until September 30, 2004.

          Based on these decisions the Company will be able to cancel all outstanding local license fee obligations based on investment incurred in 2001 and 2002 provided those investments are positively verified by the Ministry of Infrastructure in accordance with the law (For further details see also Note 14). The Company will determine the accounting for the license fee obligations once it receives a formal and definitive response from the Polish government regarding the cancellation of it license fee obligations.


          Furthermore, in December 2001, Netia 1 applied to the Minister of Infrastructure for a postponement of the payment date for a license fee installment in the amount of EUR 1,000 due on January 31, 2002. On November 20, 2002 the Ministry of Infrastructure issued to Netia 1 a decision splitting Netia 1's license fee obligations due January 31, 2002 into two installments and deferring their payment until December 20 and December 30, 2002, respectively. On December 2, 2002 Netia 1 applied for reconsideration of the matter and a subsequent deferral of payment until June 30, 2003. On April 9, 2003, the Ministry of Infrastructure issued another decision refusing changes to the terms established in the previous decision dated November 20, 2002. Furthermore, on December 2, 2002 Netia 1 applied to the Ministry of Infrastructure for postponement of payment of a license fee installment amounting to EUR 1,000 due on January 31, 2003. On February 6, 2003 Netia 1 received a decision of the Minister of Infrastructure rejecting the motion for postponement. Netia 1 also applied for reconsideration of the matter. On April 2, 2003, the Minister of Infrastructure issued a final decision refusing a deferral of the obligation due January 1, 2003. On April 18, 2003, Netia 1 paid the two outstanding license fee obligation installments in the amount of EUR 2,000 (PLN 8,526 at the exchange rate prevailing on that date) and the applicable prolongation fees of approximately PLN 320 and penalty interest amounting to approximately PLN 314.

    LICENSE REQUIREMENTS

          The terms of licenses issued to the Company's subsidiaries prior to January 1, 2001, required them to meet annual connected capacity milestones, as measured at the end of each year, subject to demand in each of the respective areas. At June 30, 2003 and for almost all prior periods, the Company's subsidiaries did not meet these milestones for any of their licenses. While under the regulatory scheme in effect prior to January 1, 2001, it was possible for the regulatory authorities to take action against companies which failed to meet capacity milestones, including seeking revocation of the licenses (which action would have had a material adverse effect on the Company, including on the value of its related telecommunications network assets and its ability to continue its operations), no such action has ever been taken.

          On January 1, 2001, the NTA became effective in Poland. Under the NTA, all of the Company's telephone licenses were converted into permits. The confirmation of the terms of these permits had to be made in the course of an administrative process before the President of the ORTP. The Company's subsidiaries that hold permits (converted from the old licenses) have applied to ORTP for confirmation of their terms in April and May 2001. All of the Company's subsidiaries had received letters from the ORTP in March and August 2002, whereby it refused to confirm that certain conditions of the existing licenses have expired upon the conversion of those licenses into permits. The President of the ORTP's position is that the terms of the licenses, their territorial scopes, specific conditions for the performance of services and requirements regarding changes in shareholding, remain applicable to the permits into which the licenses have converted. In his explanation, the President of the ORTP stated that the only conditions of the previously existing licenses that have expired are those that would lead to a violation of an explicit obligation or prohibition contained in the NTA. The ORTP also stated in its decision that none of the conditions contained in the previously existing licenses fulfils this criterion. Management has appealed the ruling with the President of the ORTP and has appealed the ruling with the Supreme Administrative Court. There can be no assurance that such decisions will not be upheld. As a result, new permits may incorporate burdensome requirements, and assurance cannot be given that the regulatory authorities will not take action against the Company based on failure to meet these requirements. The new law regulating the conversion of the license fee obligations, enacted in December 2002, does not refer to the license requirements other than financial obligations. Given the historical experience, Management of the Company does not believe that this matter will have a material adverse effect on the Company's financial condition and operations.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


6.  ACQUISITIONS

          On April 8, 2003 Netia Swiat S.A. ("Netia Swiat"), one of the Company's subsidiaries, acquired from TDC Internet A/S ("TDC Internet") 100% of the share capital ofaewiat Internet Polska S.A.("Swiat Internet", until May 2003 operating under the name "TDC Internet Polska S.A."), a Polish Internet service provider for EUR 1,000 (not in thousands). aewiat Internet controls the following seven entities: Polbox Sp. z o.o., Pik Net Sp. z o.o., Publiczny Dostep do Internetu Sp. z o.o., Multinet S.A., Internet Data Systems S.A., Polska On-Line Holding S.A. and Polska On-Line Sp. z o.o.

          The Company has started consolidating the consolidated financial statements of Swiat Internet from the April 1, 2003, adjusting the consolidated statements of operations and the consolidated balance sheet for material transactions, which took place between April 1 and April 8, 2003. The acquired business contributed revenue of PLN 8,367 and loss from operations of PLN 11,847 in the three-month period ended June 30, 2003, and its assets and liabilities at June 30, 2003 were PLN 41,783 and PLN 11,239, respectively.

          Details of net assets acquired and negative goodwill are as follows:


                                                                                            ----------------
                                                                                                 (PLN)

     Purchase consideration, including transaction costs of PLN 768 - cash paid..........              772
     Fair value of net assets acquired ..................................................          (42,311)
                                                                                            ----------------
     Negative goodwill...................................................................          (41,539)
                                                                                            ================

        The remaining amortization period of negative goodwill is two years.

        The assets and liabilities arising from the acquisition are as follows:

                                                                                            ----------------
                                                                                                 (PLN)

     Cash and cash equivalents...........................................................           17,474
     Receivables.........................................................................            8,224
     Inventories.........................................................................              253
     Prepayments.........................................................................              780
     Fixed assets........................................................................           19,336
     Intangible assets...................................................................            7,997
     Liabilities                                                                                   (11,753)
                                                                                            ----------------
     Fair value of net assets acquired ..................................................           42,311
                                                                                            ================


        The total amortization of negative goodwill from the purchase of Swiat Internet recorded in the six-month period ended June 30, 2003 amounted to PLN 17,493. This amount includes PLN 14,207, being the excess over the fair values of identifiable acquired depreciable assets, that was recognized in the consolidated statements of operations immediately upon the purchase.


        On May 21, 2003 the Company also purchased the remaining 11% of share capital of Netia 1 Sp. z o.o. for PLN 577 from TeliaSonera AB (publ.). The fair value of net assets acquired amounted to PLN 13,724 and was equal to the portion of share capital of Netia 1 obtained in the transaction as the Company has previously absorbed all the losses incurred by Netia 1 and did not allocate them to minority shareholders. As a result negative goodwill of PLN 13,146 was recorded.

        The total amortization of negative goodwill arising on purchase of shares in Netia 1 recorded in the six-month period ended June 30, 2003 amounted to PLN 1,888. This amount includes PLN 1,804, being the excess over the fair values of identifiable acquired depreciable assets, that was recognized on the consolidated statements of operations immediately upon the purchase.

        The remaining amortization period of negative goodwill is twelve years.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


7.   LONG TERM DEBT

                                                                                 JUNE 30, 2003       DECEMBER 31,
                                                                                                         2002
                                                                                  (UNAUDITED)          (AUDITED)
                                                                                ----------------   ------------------
                                                                                     (PLN)                 (PLN)

     10% Senior Notes due 2008 ("2002 Notes") ..................................             -              161,756
                                                                                ----------------   ------------------
                                                                                             -              161,756
                                                                                ================   ==================


         On December 23, 2002, NH BV issued EUR 49.9 million (PLN 198.8 million at the exchange rate in effect on December 23, 2002) aggregate principal amount of the 2002 Notes to consenting holders of existing notes and financial creditors in exchange for relinquishing their claims under existing notes and swap obligations. The 2002 Notes were fully and unconditionally guaranteed by the Company. The 2002 Notes were originally to mature on December 23, 2008. On March 24, 2003 the Company redeemed the 2002 Notes at par value plus accrued and unpaid interest from the date of issuance paying EUR 51,096 (PLN 221,482 at March 24, 2003 exchange rate). Interest expense during the six month period ended June 30, 2003, until redemption, was EUR 1,145 (PLN 4,820 at the exchange rate in effect on March 24, 2003). The cost of issuance of the 2002 Notes amounted to PLN 42,550 and was to be charged to the statements of operations through the maturity of the 2002 Notes. The charge for the six month period ended June 30, 2003, until redemption date, amounted to PLN 1,265 and the one-off write off of the unamortized part of the issuance cost pursuant to the 2002 Notes redemption amounted to PLN 41,161. The early redemption of 2002 Notes was financed mostly from cash deposited on restricted accounts of PLN 199,293 and remaining part from cash held on bank account of PLN 4,900.

8.         SHAREHOLDERS' EQUITY

     SHAREHOLDERS' RIGHTS (NOT IN THOUSANDS)

         At December 31, 2002, the Company's share capital consisted of 31,418,172 ordinary shares and of 1,000 of series A1 preferred shares. Each ordinary share had one vote at shareholders' meetings. The holder of 1,000 series A1 preferred shares had the right to nominate one member of the Supervisory Board. The Management Board was elected by the majority of votes of the Supervisory Board.

         On December 23, 2002 the subscription of series H ordinary shares and issuance new notes was completed and as described in Note 2, 312,626,040 series H shares at PLN 1.00 par value were subscribed for by the Company's creditors in accordance with the agreed terms of restructuring. The issuance price of the new shares was PLN 1.0826241. The terms and conditions of ordinary H shares are identical to the terms and conditions of the Company's existing ordinary shares. The issuance costs of PLN 72,457 have been recorded as a deduction from share premium up to the amount of excess of share price over the nominal value of shares (PLN 25,831) and the remaining amount was deducted from other reserves.

        On January 30, 2003 the Polish Regional Court in Warsaw registered (i) the increase of the Company's share capital resulting from the issuance of series H shares and (ii) the decrease of par value of existing shares from PLN 6.00 to PLN 1.00 per share resulting in reclassification of PLN 171,866 thousand from share capital to share premium. Upon this registration the share capital of the Company amounted to PLN 344,045,212 and consisted of 344,044,212 ordinary shares and 1,000 series A1 preferred shares. As of the registration of series H shares the noteholders and certain financial creditors held shares representing 91% of the Company's share capital without taking into account shares to be issued upon exercise of the Subscription Warrants to be issued in connection with restructuring and shares to be issued under the key employee stock option plan.

        On May 16, 2003, the Company issued 64,848,442 warrants to holders of record of the Company's shares as of December 22, 2002. The warrants began trading on the Warsaw Stock Exchange on May 27, 2003. Subsequently exercise of warrants into series J shares has commenced.

        As at June 30, 2003 117,801 of warrants have been exercised and the Company's share capital was accordingly increased by 117,801 series J shares. As a result at June 30, 2003 the Company's share capital consisted of 344,162,013 ordinary shares and of 1,000 of series A1 preferred shares.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


     STOCK OPTIONS (NUMBER OF SHARES AND PRICE PER SHARE NOT IN THOUSANDS)

         During the six-month period ended June 30, 2003, the Company granted 93,334 options to employees to purchase ordinary shares of the Company under the Netia Performance Stock Option Plan (the "Old Plan"). No options were exercised, and 27,680 options expired during the six-month period ended June 30, 2003. The total number of outstanding granted options as at June 30, 2003 was 1,067,166. The vesting period for the options ranges from the date of grant to two years from the date of grant or upon achieving certain specified conditions. The options are exercisable for up to four years. The majority of the options are exercisable only if the market price of the Company's shares as at the date of exercise exceeds the stated exercise price of the option by at least 20%. Upon exercise of an option, the option holder is entitled to receive a number of shares calculated in the following manner: the difference between the trading price of the Company's shares established in accordance with the Old Plan and the strike price is multiplied by the number of the exercised options and later divided by the trading price of the Company's shares. As of June, 2003 the total number of vested options was 973,832.

         In June 2002, the Supervisory Board adopted a new performance stock option plan (the "New Plan"). On April 10, 2003, Netia's Supervisory Board adopted the detailed conditions required to implement the New Plan. The New Plan is an incentive plan under which senior executives, employees, co-operators, consultants and board members of the managing bodies of the Netia Group will be entitled to receive additional compensation in the form of the right to acquire our ordinary shares. Option holders will be entitled to receive series K shares. Up to 5% of the Company's fully diluted ordinary share capital may be issued pursuant to the plan.

         Upon exercise of the options, Netia will issue to each exercising participant the number of shares representing such participant's gain resulting from the exercise of the options. The participant will not be required to pay the exercise price. In April and June 2003 the Supervisory Board approved 12,286,005 options, of which 8,081,943 were granted by the Company under the New Plan.

9.         FINANCIAL EXPENSE, NET


                                                                         SIX-MONTH            SIX-MONTH       YEAR ENDED
                                                                        PERIOD ENDED        PERIOD ENDED     DECEMBER 31,
                                                                       JUNE 30, 2003        JUNE 30, 2002        2002
                                                                        (UNAUDITED)          (UNAUDITED)      (AUDITED)
                                                                      ----------------   ---------------   ----------------
                                                                            (PLN)              (PLN)              (PLN)

     Interest income..................................................         6,246             8,054             14,804
     Foreign exchange gains...........................................         9,457            32,362             30,892
     Interest expense.................................................       (11,849)         (217,077)          (244,505)
     Foreign exchange losses..........................................       (30,076)         (255,623)          (218,634)
     Amortization of notes issuance costs ............................        (1,265)                -               (127)
     Write-off of notes issuance costs due to early redemption
       of notes (See Note 7)..........................................       (41,161)                -                  -
     Amortization of discount on installment obligations..............          (276)                -                  -
     Other............................................................           (53)                -                  -
                                                                      ----------------   ---------------   ----------------
                                                                             (68,977)         (432,284)          (417,570)
                                                                      ================   ===============   ================


                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)

10.  LOSS PER SHARE

     BASIC:

         Losses per share have been calculated based on net losses for each period divided by the weighted average number of shares in issue during the period.


                                               SIX-MONTH      SIX-MONTH PERIOD   THREE-MONTH        THREE-MONTH
                                              PERIOD ENDED          ENDED        PERIOD ENDED      PERIOD ENDED       YEAR ENDED
                                                JUNE 30,          JUNE 30,         JUNE 30,          JUNE 30,        DECEMBER 31,
                                                  2003              2002             2003              2002              2002
                                              (UNAUDITED)       (UNAUDITED)     (UNAUDITED)        (UNAUDITED)        (AUDITED)

                                            ----------------  ---------------- ----------------  ---------------   -----------------

     Net loss..............................        (95,625)         (495,417)        (15,367)          (250,010)         (674,972)
     Weighted average number of shares in      343,591,529        30,817,291     343,606,330         30,817,291        37,730,692
       issue (not in thousands) ...........

     Basic loss per share (not in                    (0.28)           (16.08)         (0.04)             (8.11)            (17.89)
       thousands)....................................................

         Weighted average number of shares in issue for the periods ended June
     30, 2003 and December 31, 2002 includes 312,626,040 (not in thousands) series H shares issued on December 23, 2002.

         Weighted average number of shares in issue (not in thousands) excludes
     601,881, 468,648 and 468,648 treasury shares as at June 30, 2002, December
     31, 2002 and June 30, 2003, respectively.

         No diluted loss per share was computed in the period ended June 30, 2003, the year ended December 31, 2002 and the period ended June 30, 2002 as the effect of the stock options plans and issuance of warrants were anti-dilutive during those periods, if applicable.

11.        SEGMENTAL REPORTING


         The following tables contain segment information for the Company's telecommunications business and other business (primarily radio communications services and sales of equipment through Uni-Net).

                                                                     SIX-MONTH            SIX-MONTH
                                                                    PERIOD ENDED        PERIOD ENDED            YEAR ENDED
                                                                      JUNE 30,             JUNE 30,           DECEMBER 31,
                                                                        2003                 2002                2002
                                                                     (UNAUDITED)         (UNAUDITED)           (AUDITED)
                                                                  ------------------   -----------------   ------------------
                                                                        (PLN)                 (PLN)                (PLN)

     Revenue
         Telecommunications..................................              334,066             290,996              596,728
         Other businesses....................................                5,059              10,345               16,264
                                                                  ------------------   -----------------   ------------------
                                                                           339,125             301,341              612,992

     (Loss) / income from operations
         Telecommunications..................................              (27,632)            (62,703)            (263,295)
         Other businesses....................................                  722               1,162                  487
                                                                  ------------------   -----------------   ------------------
                                                                           (26,910)            (61,541)            (262,808)

         All operations and revenues are derived and conducted within Poland.


                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


12. RELATED PARTY TRANSACTIONS

       CHANGES IN MANAGEMENT BOARD



          Effective February 7, 2003 Mr. Dariusz Wojcieszek resigned from his position in the Management Board.

          Effective February 28, 2003 Mr. Mariusz Chmielewski resigned from his position in the Management Board.

          Effective March 6, 2003 Ms. Ewa Don-Siemion and Mr. Avraham Hochman resigned from their positions in the Management Board.

          Effective March 6, 2003, Mr. Zbigniew Lapinski was appointed a member of the Management Board.

          Effective April 10, 2003, Ms. Elizabeth McElroy was appointed a member of the Management Board.

          Effective June 11, 2003 Mr. Mariusz Piwowarczyk resigned from his position in the Management Board.

          Effective June 12, 2003, Mr. Paul Kearney was appointed a member of the Management Board.

       OPTIONS GRANTED TO MEMBERS OF THE MANAGEMENT BOARD (NOT IN THOUSANDS)

         As at June 30, 2003 none of Members of the Management Board of the Company held options granted under the Old Plan. In connection with the resignation of Members of the Management Board during the first half of 2003, 225,000 options held by them as at December 31, 2002 and 39,000 options granted at the beginning of 2003, are no longer considered to be options held by Members of the Management Board.

         As at June 30, 2003, the total number of options granted to Members of the Company's Management Board under the New Plan, was 6,342,331. Strike prices for the options granted to the Management Board range between PLN
     2.53 to 3.12 per share. Market price of the Company's shares at June 30, 2003 was PLN 3.10 per share.

       MANAGEMENT BOARD REMUNERATION AND SUPERVISORY BOARD REMUNERATION

         Compensation and other costs (including consulting agreements) associated with members of the Company's various management boards during the six-month periods ended June 30, 2003 and June 30, 2002 amounted to PLN 8,304 and PLN 7,714, respectively. The compensation expense for the six-month period ended June 30, 2003 includes termination benefits paid to Members of the Management Board pursuant to their resignations.

13.    COMMITMENTS AND CONTINGENCIES

         Capital expenditures contracted for at the balance sheet date but not recognized in these condensed consolidated financial statements amount to PLN 21,942 as at December 31, 2002 and PLN 10,906 (USD 2,799 at the June 30, 2003 exchange rate) as at June 30, 2003.

       MILLENNIUM (NOT IN THOUSANDS)

         In August and September 2000, the Company entered into certain agreements to acquire all of the outstanding equity of Millennium Communications S.A. ("Millennium"), a provider of telecommunications services to multi-tenant buildings in Warsaw, for a total consideration of between US$ 10.8 million and US$ 20.2 million, based on Millennium's financial performance through the end of 2001. Following the execution of the agreements, the Company advanced to Millennium a total of PLN 8.5 million and Euro 2.9 million (PLN 12.8 million at the June 30, 2003 exchange rate), of which PLN 8.5 million was subsequently repaid by Millennium in January 2001. In December 2000, the Company initiated court and arbitration proceedings, which were amended in October 2001, in response to the failure by Millennium to perform the agreement. The Company claimed the remaining part of the advance made to Millennium included in our balance sheet and additional damages of PLN 8.5 million. In 2001, a valuation allowance of PLN 17.0 million was recorded as other operating expense against the outstanding amount receivable from Millennium as a result of the events described above.

        In accordance with the ruling of the District Court in Warsaw, dated May 8, 2003, the Company seized 100% of shares held by Millennium in its subsidiary Genesis Sp. z o. o. for the purpose of securing our claims related to the repayment of a loan granted by the Company to Millennium in 2000.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


         On October 15, 2002, the Company received a ruling of the Polish Chamber of Commerce Arbitration Court, dated October 1, 2002, dismissing Millennium and its shareholder's request for a declaration that share subscription agreement was void and ineffective and their claims for payment of PLN 11.5 million by the Company. The court also dismissed the Company's claim for damages against Millennium in the amount of PLN 8.5 million. On November 12, 2002 the Company petitioned the Regional Court in Warsaw to set aside the ruling of the arbitration court. Millennium petitioned the Regional Court in Warsaw to enforce the ruling of the arbitration court. Both cases are currently pending. Also the Company's claim brought against Millennium in the Regional Court in Warsaw, petitioning for the repayment of loan of Euro 2.9 million (PLN 12.9 million at June 30, 2003 exchange rate), is still pending. On February 11, 2003, the court ruled in the Company's favor for the return of the principal amount of the loan and the related interest. That ruling was appealed by Millennium.

         On February 28, 2001, Millennium filed a motion against us for certain acts of unfair competition. In its motion, Millennium requested that the court order us to pay Millennium damages of PLN 50 million. Management believes that the Millennium suit was filed as a litigation tactic in connection with our lawsuit against Millennium and that Millennium's unfair competition claim does not have any merit.

         Management, having obtained legal advice, does not believe that the settlement of this matter will have a material adverse effect on the Company's financial condition.

        MINORITY SHAREHOLDERS

         On August 1, 2002 the Company received a copy of a claim by an individual shareholder filed with the District Court in Warsaw (Sad Okregowy w Warszawie) with a demand for the invalidation of sections 10, 11 and 13 of Resolution No. 2 adopted by the Company's General Shareholders' Meeting on April 4, 2002. The individual shareholder claimed that the distribution of the Subscription Warrants to be issued by the Company under the financial restructuring was harmful to the minority shareholders and violates good customs. On August 14, 2002, the Company filed an answer to this claim and requested the District Court to dismiss it.

         The Company received copy of a claim filed by another minority shareholder, also for the cancellation of a resolution adopted by the Company's General Shareholders' Meeting on April 4, 2002. The claim is substantively based on the same grounds as the previous minority shareholder's claim. On January 17, 2003, the Company filed an answer to this claim and requested the District Court to dismiss it.

        The Company also received a decision from the District Court on July 1, 2002 in which the District Court resolved to forward a claim filed by another minority shareholder requesting the invalidation of a resolution adopted by the Company's General Shareholders' Meeting on April 4, 2002 to the Regional Court for the capital city of Warsaw for its determination. The Company has not received a copy of the claim and is not aware of its merits. If, however, the claim is based on the same grounds as the previous minority shareholder claim received on August 1, 2002, the Company expects that it will file for this claim's dismissal as well.

        CONSULTING SERVICES CLAIMS

        The Company received a letter dated January 8, 1999 with a claim for USD 10,000 in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice, that it is impossible to determine whether any liability with respect to this matter is likely to arise or to estimate the amount of this liability if it, in fact, were to arise. Accordingly no liability has been recorded for this claim. Management does not believe that this matter will have a material adverse effect on the Company's financial condition.

        The Company is defending a legal claim for USD 4,450 (including damages) brought in France in January 1998, also in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice that it is impossible to determine whether any liability with respect to this matter is likely to arise. Accordingly, no liability has been recorded for this claim. Management does not believe that this matter will have a material adverse effect on the Company's financial condition.

        TELECOMMUNICATIONS PERMITS

        For commitments and contingencies relating to telecommunications permits held by the Company see Note 5.

                                   NETIA S.A.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (ALL AMOUNTS IN THOUSANDS)


14.        POST BALANCE SHEET EVENTS

        TERMINATION NOTICE TO ADR HOLDERS

          On July 1, 2003 The Bank of New York (the "Depositary") distributed a termination notice (the "Termination Notice") to holders of the Company's ADRs under the Deposit Agreement dated August 3, 1999, as subsequently amended, (the "Deposit Agreement"), between the Company, the Depositary and the owners and beneficial owners of ADRs issued thereunder. The Deposit Agreement will terminate in accordance with its terms and pursuant to the Termination Notice on September 29, 2003.

          Pursuant to the Deposit Agreement, holders of the Company's ADR will be able to submit their ADRs to the Depositary in order to exchange such ADRs for deposited shares until Friday, March 26, 2004. Commencing Monday, March 29, 2004, the Depositary will be able to sell all remaining deposited shares on the Warsaw Stock Exchange and hold the net proceeds of such sales for the benefit of ADR holders. After completion of such sales, the Depositary will distribute the net proceeds of such sales to ADR holders who did not submit their ADRs for exchange for deposited shares.

        THE TERMS OF MERGER BETWEEN THE COMPANY AND ITS SUBSIDIARIES

          On July 22, 2003 the Company announced that as part of the ongoing process of internal consolidation of the Netia Group a decision has been made, in accordance with Article 492, section 1 subsection 1 of the Commercial Companies Code, to merge the Company with its wholly owned subsidiaries which have their registered seats in Warsaw and which operate under the following names: Netia Telekom S.A., Netia South Sp. z o.o., Netia Telekom Mazowsze S.A., Netia Telekom Warszawa S.A., Netia Telekom Modlin S.A., Netia Telekom Lublin S.A., Netia Telekom Ostrowiec S.A., Netia Telekom Swidnik S.A., Netia Telekom Torun S.A., Netia Telekom
     W(3)oc(3)awek S.A., Netia Telekom Kalisz S.A., Netia Telekom Pi(3)a Sp. z o.o., Netia Telekom Silesia S.A., Netia Telekom Telmedia S.A., Optimus Inwest S.A., Netia Network S.A., Telekom Building Sp. z o.o., Netia 1 Sp. z o.o. and Telko Sp. z o.o. All of the above companies, except for Telekom Building Sp. z o.o. and Optimus Inwest S.A., conduct telecommunications operations.

        The purpose of the internal consolidation is to simplify and make the Netia Group's capital structure more transparent. The Management Board believes that this will positively impact the Netia Group's operations and, in particular, facilitate the implementation of the five year strategic plan.


        GOVERNMENT'S DECISION ON RESTRUCTURING OF LICENSE FEE OBLIGATIONS

          On August 7, 2003 the Ministry of Infrastructure issued decisions to the following subsidiaries of the Company: Netia Telekom Telmedia S.A., Netia Telekom Mazowsze S.A., Netia Telekom Silesia S.A. In those decisions, the Ministry promised to cancel the outstanding license fee obligations amounting to EUR 91,385 (PLN 399,444 at the exchange rate prevailing at August 7, 2003)and the outstanding prolongation fees of PLN 15,799 (converted in the decision into EUR 3,969 using the exchange rate prevailing at November 29, 2002) owed in connection with prior deferrals granted to the Company's subsidiaries, upon verification by the Ministry of investment incurred as reported in accordance with requirements of the
     Article 8 of the law enacted in December 2002. The Ministry also deferred those license fee obligations and prolongation fees until September 30, 2004.

          Based on these decisions the Company will be able to cancel all outstanding local license fee obligations based on investment incurred in 2001 and 2002 provided those investments are positively verified by the Ministry of Infrastructure in accordance with the law (For further details see also Note 5).

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Date:  August 12, 2003



                                            NETIA S.A.



                                            By: /S/ WOJCIECH MADALSKI
                                                -------------------------------
                                                Name: Wojciech Madalski
                                                Title: President of the Company




                                            By: /S/ ZBIGNIEW LAPINSKI
                                                --------------------------------
                                                Name: Zbigniew Lapinski
                                                Title: Chief Financial Officer